Investing for the long run™



CPA®:16 GLOBAL

2007 Annual Report
Corporate Property Associates 16 – Global

A MEMBER OF THE W. P. CAREY GROUP

Dear Fellow Shareholders

We are pleased to report that 2007 was another year of strong performance for CPA®:16 – Global. We completed 19 investments—12 in North America and 7 international investments—at a total cost of approximately $715 million, and we continued to provide increasing distributions to investors. As we enter 2008, the financial marketplace is very different from the one we encountered one year ago. We believe we are well positioned for this environment, as we have always put the fundamentals of income and cash flow ahead of short-term asset appreciation.

Cycle-Tested Strategy

The CPA® track record has been built over a 30-year period of investing and managing our portfolios through good times and bad. As of December 31, 2007, we own full or partial interests in 371 properties leased to 70 tenants, totaling approximately 25 million square feet. We are proud that our portfolio of properties is over 99% occupied and broadly diversified by industry, region and property type.

Entering a more challenging economic time will necessitate managing our investment portfolio closely and aggressively. By diversifying our portfolio, we seek to limit our exposure to any one company or tenant industry. In addition, we have always looked to invest in properties that are strategically important to the operations of the tenant so that even if the tenant has some financial difficulty, it will need to keep the lights on in our buildings to run its business. And finally, we look to protect investors during all market cycles by building lasting relationships with our tenants so that when they want to make a third or fourth acquisition or build a new facility, they come to us to make it happen.

Building Long-Term Relationships

Four of the 19 acquisitions we completed in 2007 were with current CPA® tenants and 53% of our investment volume was international. The sale-leaseback industry is growing on a global basis and we continue to see great opportunity for both U.S. and international investment. The following are highlights from 2007:

- As a follow-on to a $154 million sale-leaseback we and an affiliate completed with German do-it-yourself (DIY) retailer Hellweg Die Profi-Baumarkte GmbH & Co. KG in 2005, last April we provided



Net Asset Value
(Dollars per share)



10.00
Original investment: $10.00
07

Hellweg with $116 million of a total $446 million in financing through a partial purchase of its real estate subsidiary and a loan collateralized by 37 DIY retail sites.

- We purchased and leased back Universal Technical Institute's Sacramento campus for $42.7 million. Traded on the New York Stock Exchange, Universal Technical Institute (UTI) is a for-profit secondary education provider, focused on students pursuing careers in automotive, diesel, collision repair, motorcycle and marine technologies. W. P. Carey and prior CPA® programs have completed seven sale-leaseback and build-to-suit transactions with UTI, investing more than $140 million in UTI's real estate. We strive to develop comparable relationships with all our tenants.
- The $31 million in sale-leaseback financing we provided automotive parts manufacturer The Voit Group enabled the group to recapitalize its balance sheet and pursue essential growth initiatives. We acquired the company's critical real estate assets—Voit's headquarters and manufacturing facility—and gained a strong tenant and a long-term lease.
- We provided private equity firm Genstar Capital LLC and its portfolio company, International Aluminum Corporation, a commercial and residential manufacturer of aluminum and vinyl building products, $63 million in sale-leaseback financing. We acquired nine facilities across the U.S. and Canada and granted Genstar the financial flexibility to enhance its portfolio of businesses or target future add-on acquisitions.

Investing for the Long Run™

CPA®:16 – Global's first third-party appraisal was conducted at the end of 2007. As of December 31, 2007, our estimated net asset value (NAV) was determined to be $10 per share. Our total annual return for 2007, including quarterly cash distributions, was 6.5%. We are proud of our accomplishments but want to emphasize that CPA®:16 – Global is a long-term investment. We have always believed in investing for the long run and adhere to this philosophy today.

As we continue to manage this broadly diversified portfolio, we will seek to provide you, our investors, with a steadily growing investment and increasing distributions. We thank you for your continued support and look forward to another successful year.

Sincerely,

Wm. Polk Carey	Thomas E. Zacharias	Gordon F. DuGan
Chairman of the Board	President	Chief Executive Officer



Financial Statement Contents

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes in Item 8.

(In thousands except per share amounts)	Years ended December 31, 2007	2006	2005	2004	2003[a]
Operating Data					
Revenues	**$ 166,187**	$ 67,684	$ 42,230	$ 5,776	$ —
Net income (loss)	**34,204**	30,105	16,284	5,124	(42)
Earnings (loss) per share	**0.29**	0.40	0.29	0.21	(2.08)
Cash distributions paid	**72,551**	41,227	28,939	5,918	—
Cash distributions declared per share	**0.6498**	0.6373	0.5763	0.4569	—
Payment of mortgage principal [b]	**18,053**	6,397	2,821	344	—
Balance Sheet Data					
Total assets	**$3,081,869**	$1,775,640	$929,649	$585,512	$1,230
Long-term obligations [c]	**1,445,734**	662,762	376,078	105,226	—

(a) For the period from inception (June 5, 2003) through December 31, 2003.

(b) Represents scheduled mortgage principal paid, excluding balloon payments.

(c) Represents non-recourse debt and deferred acquisition fee installments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(In thousands except share and per share amounts)

Executive Overview

Business Overview

We are a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of the timing of new lease transactions, tenant defaults, lease terminations, lease expirations and sales of properties. As of December 31, 2007, our portfolio consisted of our full or partial ownership interest in 371 fully occupied properties leased to 70 tenants, totaling approximately 25 million square feet (on a pro rata basis). We were formed in 2003 and are managed by W. P. Carey & Co. LLC and its subsidiaries (the "advisor").

Current Developments and Trends

Significant business developments that occurred during 2007 are detailed in Item 1 — Significant Developments.

Current trends include:

Credit and real estate financing markets have experienced significant deterioration beginning in the second half of 2007, both domestically and internationally. We expect this trend may continue in 2008 and market turbulence could increase.

As a result of this deterioration, we believe mortgage financing will continue to be difficult to obtain, which may affect our ability to finance or complete certain transactions. We have begun to experience greater challenges in our ability to secure financing in both the U.S. and European markets. In addition, certain of our sale-leaseback transaction opportunities arise in connection with corporate merger and acquisition activity. To the extent that the deterioration in the credit markets may hinder the ability of third parties to obtain financing for other aspects of their transactions, these opportunities may be less available or the timing of our investments may be delayed. However, in times when financing is more difficult to obtain, we believe sale-leaseback transactions are often a more attractive financing alternative, which may result in increased investment opportunities for us. In addition, long-term U.S. Treasury rates remain near historical lows, which we anticipate will continue to drive investor demand for yield-based investments.

Over the last several years, commercial real estate values have risen significantly as a result of the relatively low long-term interest rate environment and aggressive credit conditions. As a result we have benefited from increases in the value of our real estate assets. Although long-term interest rates remain relatively low by historical standards, there has been a significant increase in the credit spreads across the credit spectrum. Increases in credit spreads or deterioration in individual tenant credit may lower the appraised values of our real estate assets. We generally enter into long-term leases with our tenants to mitigate the impact that fluctuations in interest rates have on the values of our real estate assets. In addition, corporate defaults may increase in 2008, which will require more intensive management of our assets. We believe that our advisor's emphasis on ownership of assets that are critically important to a tenant's operations mitigates the risk of a tenant defaulting on its lease upon filing for bankruptcy protection. However, even where defaults do not occur, a tenant's credit profile may deteriorate, which in turn could affect the value of the lease and require us to incur impairment charges on properties we own, even where the tenant is continuing to make the required lease payments.

Despite slow economic growth rates in recent periods, inflation rates in the United States have continued to rise. Increases in inflation are sometimes associated with rising long-term interest rates, which may have a negative impact on the value of our real estate assets. To mitigate this risk, our leases generally have rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or other indices for the jurisdiction in which the property is located. To the extent that the CPI increases, additional rental income streams may be generated for these leases and thereby mitigate the impact of inflation.

Although there has been deterioration in the real estate and credit markets, we believe there is still active competition for the investments we make domestically and internationally. We believe competition is driven in part by investor demand for yield-based investments including triple net lease real estate. We believe that we have competitive strengths that will enable us to continue to find attractive investment opportunities, both domestically and internationally, despite active competition levels. We currently believe that several factors may also provide us with continued investment opportunities, including the merger and acquisition market, which may provide additional sale-leaseback opportunities as a source of financing (notwithstanding the issues that could affect this market, as discussed above), a continued desire of corporations to divest themselves of real estate holdings both in the U.S. and internationally and increasing opportunities for sale-leaseback transactions in the international market, which continues to make up a large portion of our investment opportunities. Investment activity during the past three years is summarized as follows:

	2007	2006	2005
Total investments [(a)]	**$1,045,122**	$567,980	$609,778
Number of investments	**19**	24	25
Average investment size	**$ 55,006**	$ 23,666	$ 24,391
Percentage of international investments	**53%**	36%	36%

(a) Inclusive of minority interest or reflects our proportionate share of total cost under the equity method of accounting, as applicable, and based upon the applicable foreign exchange rate at the date of acquisition, as applicable. During 2007, a single transaction in Germany (the "Hellweg 2" transaction) accounted for $446,387 of our investment volume, inclusive of minority interest of $330,416.

International investments comprised a significant portion of our investment activity during the past three years and we currently believe that this trend will continue, although the percentage of international investments in any given period may vary.

Companies in automotive related industries (manufacturing, parts, services, etc.) are currently experiencing a challenging environment, which has resulted in several companies filing for bankruptcy protection. We currently have seven tenants in automotive related industries, none of which is currently operating under bankruptcy protection. These seven tenants accounted for lease revenues and income from equity investments of $15,436 and $101 for the year ended December 31, 2007, respectively, and had an aggregate carrying value of $193,304 at December 31, 2007. Based on their carrying values, 51% of these investments are international (in the European Union, Canada and Mexico). To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible that if conditions in this industry worsen, some of these tenants may file for bankruptcy protection and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

We have foreign operations and as such are subject to risk from the effects of exchange rate movements in foreign currencies, primarily the Euro and the British pound sterling, which account for approximately 34% and 4% of annualized contractual lease revenues, respectively. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2007 the average rate for the U.S. dollar in relation to both the Euro and the British pound sterling was considerably weaker than 2006, and as a result, we experienced a positive impact on our results of foreign operations for the for the current year as compared to 2006.

How Management Evaluates Results of Operations

Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increase our equity in our real estate. As a result, management's assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Management considers cash flows from operations, cash flows from investing activities and cash flows from financing activities (as described in Financial Condition, below) to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operations are sourced primarily from long-term lease contracts. Such leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Management's evaluation of the amount and expected fluctuation of cash flows from operations is essential in assessing our ability to fund operating expenses, service our debt and fund distributions to shareholders.

Management considers cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. Management considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows management to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt are excluded because they are deemed to be returns of investment and not returns on investment.

Management considers measures of cash flows from investing activities and cash flows from financing activities in its evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

Our operations consist primarily of the investment in and the leasing of commercial real estate. Management's evaluation of the sources of lease revenues for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Rental income	**$115,836**	$49,032	$29,416
Interest income from direct financing leases	**24,134**	15,095	9,689
	$139,970	$64,127	$39,105

We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations:

Lessee	2007	2006	2005
Hellweg Die Profi-Baumarkte GmbH & Co. KG [a] [b] [c]	**$ 25,536**	$ —	$ —
Telcordia Technologies, Inc. [d]	**9,127**	8,967	7,029
Nordic Cold Storage LLC [e]	**5,591**	—	—
The Talaria Company (Hinckley) [c] [d]	**4,998**	5,025	3,285
Fraikin SAS [b] [e] [f]	**4,911**	—	—
Huntsman International, LLC [d]	**4,027**	4,032	1,303
MetoKote Corp., MetoKote Canada Limited and MetoKote de Mexico [b] [d] [g]	**3,992**	3,834	2,162
Ply Gem Industries, Inc. [b]	**3,730**	3,580	3,447
LFD Manufacturing Ltd., IDS Logistics (Thailand) Ltd. and IDS Manufacturing SDN BHD [b] [h]	**3,659**	2,615	1,719
TRW Vehicle Safety Systems Inc. [f] [g]	**3,568**	310	—
Kings Super Markets Inc. [f]	**3,416**	2,313	—
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corporation [b] [c] [f] [g]	**3,400**	349	—
Foss Manufacturing Company, LLC	**3,330**	3,212	3,196
Finisar Corporation [d]	**3,276**	3,276	3,018
Performance Fibers GmbH [b] [f]	**3,276**	50	—
Dick's Sporting Goods, Inc. [c] [i]	**3,030**	1,349	113
Polestar Petty Ltd. [b]	**2,989**	2,712	2,652
Bob's Discount Furniture, LLC [j]	**2,643**	1,786	359
Holopack International Corp. [e]	**2,432**	—	—
International Aluminum Corp. and United States Aluminum of Canada, Ltd. [b] [e]	**2,411**	—	—
Edgen Murray Europe Limited [b] [d]	**2,298**	2,109	82
Hilite Germany GmbH & Co. KG [b] [f] [g]	**2,176**	1,243	—
Other [b] [d] [e] [f] [g]	**36,154**	17,365	10,740
	$139,970	$64,127	$39,105

(a) Investment in the Hellweg 2 transaction acquired in April 2007 (see Results of Operations below). We also own an equity investment in other properties leased to this tenant through a 2005 transaction.

(b) Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(c) These revenues are generated in consolidated joint ventures with affiliates and include lease revenues applicable to minority interests totaling $28,390, $3,031 and $1,098 in 2007, 2006 and 2005, respectively.

(d) We acquired or placed into service this investment during 2005.

(e) We acquired or placed into service this investment during 2007.

(f) We acquired or placed into service this investment during 2006.

(g) Tenant operates in the automotive industry. Included in "Other" are lease revenues from two additional tenants operating in the automotive industry totaling $2,300, $929 and $330 in 2007, 2006 and 2005, respectively.

(h) We acquired an initial investment leased to this tenant in 2005 and acquired an additional investment in 2006.

(i) We acquired this investment in 2005 and placed into service an expansion at the property in 2007.

(j) We acquired this investment in 2005 and placed into service expansions at the property in 2006 and 2007.

We recognize income from equity investments in real estate of which lease revenues are a significant component. Net lease revenues from these ventures (for the entire venture, not our proportionate share) are as follows:

Lessee	Ownership Interest at December 31, 2007	2007	2006	2005
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.	31%	$ 28,541	$28,541	$28,541
OBI A.G. [(a) (b)]	25%	15,506	10,555	—
Hellweg Die Profi-Baumarkte GmbH & Co. KG [(a) (c) (d)]	25%	14,115	12,657	6,513
Thales S.A. [(a) (d)]	35%	12,990	11,213	11,073
Pohjola Non-life Insurance Company [(a) (d)]	40%	8,454	7,646	7,461
TietoEnator Plc [(a) (d)]	40%	7,963	7,131	6,981
Police Prefecture, French Government [(a) (d)]	50%	7,109	6,245	2,795
Schuler A.G. [(a) (e)]	33%	1,808	—	—
Actuant Corporation [(a) (d)]	50%	1,747	1,538	1,477
Consolidated Systems, Inc. [(f)]	40%	1,621	381	—
Lindenmaier A.G. [(a) (e) (g)]	33%	510	—	—
		$100,364	$85,907	$64,841

(a) Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b) We acquired our initial interest in this investment in 2006 and acquired an interest in an additional property leased to this tenant during 2007.

(c) We acquired our interest in this investment in 2005. In a separate transaction in 2007, we acquired an interest in additional properties leased to this tenant that we consolidate.

(d) Increase is due to CPI-based (or equivalent) rent increases.

(e) We acquired our interest in this investment during 2007.

(f) We acquired our interest in this investment during 2006.

(g) Tenant operates in the automotive industry.

Results of Operations

Results of operations for the years presented below are not expected to be representative of future results because we anticipate that our asset base will continue to increase as we continue to make investments. As our asset base increases, revenues and general and administrative and property expenses as well as depreciation and amortization are expected to increase. Interest expense is expected to increase as we obtain mortgage financing for our investments.

For the year ended December 31, 2007, our results of operations were significantly impacted by the Hellweg 2 transaction in April 2007 in which we and our affiliates acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We and our affiliates also acquired a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Our total effective ownership interest in the ventures is 26% and we consolidate the ventures in our financial statements under the provisions of FIN 46R. The total cost of the interests in these ventures is $446,387, inclusive of our affiliates' minority interest of $330,416. In connection with these transactions, the ventures obtained combined non-recourse financing of $378,596, inclusive of our affiliates' minority interest of $280,237, having a fixed annual interest rate of 5.5% and a term of 10 years. Under the terms of the note receivable, which has a principal balance of $314,210, inclusive of our affiliates' minority interest of $233,615, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments.

Although we consolidate the results of operations of the Hellweg 2 transaction, because our effective ownership interest is 26%, a significant portion of the results of operations from the transaction is reduced by our minority partners' interests. As a result of obtaining non-recourse mortgage debt to finance a significant portion of the purchase price and depreciating/amortizing assets over their estimated useful lives, we do not expect this transaction to have a significant impact on our net income. However, the transaction has a significant impact on many of the components of our net income, as described below. Based on the exchange rate of the Euro as of December 31, 2007, we expect this transaction will generate annualized property level cash flow from operations (revenues less interest expense) of approximately $13,200, inclusive of minority interest of $9,700.

Lease Revenues

Our leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future. We have acquired several international investments and expect that such investments will continue to make up a significant portion of our investment activity. We expect lease revenue from our international investments to fluctuate in the future in connection with exchange rate movements in foreign currencies.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, lease revenues (rental income and interest income from direct financing leases) increased by $75,843 primarily due to recent investment activity. Lease revenues from investments acquired or placed into service during 2007 and 2006 contributed $52,041 and $21,297 of this increase, respectively. Included in our 2007 activity is $25,536 in lease revenue from the Hellweg 2 transaction, inclusive of minority interest of $23,830. Fluctuations in average foreign currency exchange rates as compared to 2006 and rent increases at several existing properties also contributed to the increase.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, lease revenues increased by $25,022 primarily as a result of investment activity in 2006 and 2005. Lease revenues benefited by $17,134 from the full-year impact of investments acquired or placed into service during 2005, while investments acquired during 2006 contributed $7,807 of the increase.

Interest Income on Notes Receivable

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, interest income on notes receivable increased $18,708. Substantially all of the increase during 2007 is attributable to interest income of $19,508 from our investment in a note receivable in connection with the Hellweg 2 transaction, inclusive of minority interest of $14,504.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, interest income on notes receivable decreased $447 primarily due to the prepayment of a mortgage note receivable in June 2006.

Other Income

Other income generally consists of revenue from a subsidiary that earns revenue from a domestic hotel, costs reimbursable by tenants, lease termination payments and other non-rent related revenues including, but not limited to, settlements of claims against former lessees. We receive settlements in the ordinary course of business; however, the timing and amount of such settlements cannot always be estimated. Reimbursable tenant costs are recorded as both income and property expense and, therefore, have no impact on net income.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, other income increased $3,952 primarily due to revenues of $3,639 from our September 2007 acquisition of a hotel property. Other income also increased by $243 as a result of increases in reimbursable tenant costs.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, other income increased $879 primarily due to the receipt of a prepayment penalty of $300 in connection with the prepayment of a mortgage note receivable in June 2006, bankruptcy proceeds received from Clean Earth totaling $261 and an increase in reimbursable tenant costs of $234.

Depreciation and Amortization

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, depreciation and amortization increased by $19,464 primarily due to depreciation and amortization incurred on investments entered into or placed into service during 2007 and 2006. Included in our 2007 results is depreciation and amortization of $7,328 incurred in connection with the Hellweg 2 transaction, inclusive of minority interest of $5,195.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, depreciation and amortization increased $5,724 as a result of depreciation and amortization incurred on investments completed or placed into service during 2006 and the full year impact of investments completed or placed into service in 2005.

Property Expenses

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, property expenses increased by $11,564 primarily due to an increase in asset management and performance fees payable to our advisor of $6,920 as a result of the increase in our asset base due to investment activity in 2007 and 2006. In addition, property expenses increased by $3,251 due to our September 2007 acquisition of a hotel property.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, property expenses increased by $3,827, primarily due to an increase in asset management and performance fees paid to the advisor of $3,658 as a result of the increase in our asset base due to investment activity in 2006 and 2005. Property expenses also increased due to an increase in reimbursable tenant costs and an increase in legal expenses related to a tenant's bankruptcy. These increases were partially offset by a decrease in uncollected rent expense as a result of a tenant's emergence from bankruptcy in May 2006 and the assumption of a tenant's lease by a new tenant in July 2006.

General and Administrative

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, general and administrative expenses increased by $4,753, primarily due to an increase in business development expenses of $2,093, an increase in expenses allocated by the advisor of $1,088 and an increase in accounting and professional fees of $1,007. The increase in business development expenses is attributable to costs associated with potential investment opportunities that were ultimately not consummated. The increase in expenses allocated by the advisor is due to the overall increase in our revenues, as such expenses are allocated based on revenue, while the increase in accounting and professional fees is due to the increase in our asset base as a result of our investment activity in 2007 and 2006.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, general and administrative expenses increased $1,916, due primarily to an increase in our share of expenses allocated by the advisor, including our share of rental expenses under an office-sharing agreement, totaling $847; an increase in professional fees of $423 and an increase in investor related costs, including printing and proxy solicitation costs, totaling $257. Expenses allocated by the advisor, including rent expenses, are allocated based on revenue and increased as a result of the increase in our revenues due to investment activity in 2006 and 2005. The increases in other general and administrative expenses reflect the growth in our asset base following investment activity during 2006 and 2005 and the expansion of our shareholder base as a result of our second public offering.

Impairment Charge

2005 — We recognized an impairment charge in the fourth quarter of 2005 of $302 to reflect an other than temporary decline in the value of warrants we held in Clean Earth. Clean Earth filed for Chapter 11 bankruptcy in January 2006.

Income from Equity Investments in Real Estate

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have been deemed to have a non-controlling interest but exercise significant influence.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, income from equity investments in real estate decreased by $5,016, primarily due to the recognition of an other than temporary $6,000 impairment charge to reduce the carrying value of an equity investment in real estate in France. The impairment charge was incurred in the fourth quarter of 2007 to reflect a reduction in the fair value of the venture's net assets as compared with our carrying value. This decrease was partially offset by income generated from our recent acquisitions of equity investments in real estate.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, income from equity investments in real estate increased by $1,778, primarily due to the full year impact of two equity investments completed during 2005 and to a lesser extent, from two equity investments entered into during 2006.

Other Interest Income

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, other interest income increased by $7,681, primarily due to higher average cash balances as a result of proceeds received from our second public offering, which we terminated in February 2007. As we continue to make investments, we expect other interest income to decrease.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, other interest income increased by $6,832, primarily due to an increase in our average cash balances as a result of proceeds received from our second public offering and an increase in interest rates.

Minority Interest in Income

We consolidate investments in which we are deemed to have a controlling interest. Minority interest in income represents the proportionate share of net income (revenue less expenses) from such investments that is attributable to the partner(s) holding the non-controlling interest.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, minority interest in income increased by $22,103, primarily due to our acquisition of controlling interests in several recent investments, including the Hellweg 2 transaction which contributed the majority of this increase.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, minority interest in income increased $1,223, primarily due to the full year impact of our acquisition of controlling interests in two investments during 2005. Two investments completed in the fourth quarter of 2006 in which minority partners have non-controlling interests did not have a material impact on minority interest in income during 2006.

Gain (Loss) on Foreign Currency Transactions, Derivative Instruments and Other, Net

We have foreign operations that are subject to the effects of exchange rate movements of foreign currencies. We are a net receiver of the foreign currencies (we receive more cash than we pay out) and therefore our foreign investments benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currencies. We recognize realized foreign currency translation gains (losses) upon the repatriation of cash from our foreign investments and recognize unrealized foreign currency translation gains (losses) due to changes in foreign currency on accrued interest receivable on notes receivable from subsidiaries. We may also recognize other gains and losses in the ordinary course of business.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, gain (loss) on foreign currency transactions, derivative instruments and other, net, increased by $4,266, primarily due to the recognition of an unrealized gain of $2,741 (inclusive of minority interest of $1,404) on an embedded credit derivative related to the Hellweg 2 transaction. Changes in fair value of embedded credit derivatives are recognized in earnings. Realized and unrealized gains on foreign currency transactions also increased by $1,414 as a result of the continued weakening of the U.S. dollar since December 31, 2006.

2006 vs. 2005 — For the year ended December 31, 2006, we recognized a net gain on foreign currency transactions and other, net of $407 as compared with a net loss of $1,652 during 2005. Realized and unrealized gains on foreign currency transactions during 2006 totaled $572 resulting from the weakening of the U.S. dollar since December 31, 2005. We also recognized a loss of $165 in connection with the receipt of a prepayment of a mortgage receivable during 2006.

Interest Expense

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, interest expense increased by $41,037. This increase is primarily due to the impact of non-recourse mortgage loans obtained on investments acquired or placed into service during 2007 and 2006, which resulted in higher average outstanding balances. Included in the total for 2007 is interest expense of $15,839 related to debt obtained in connection with the Hellweg 2 transaction, inclusive of minority interest of $11,743. During 2007, we obtained mortgage financing totaling $714,446 on our investments and build-to-suit projects, including $378,596 related to the Hellweg 2 transaction, with a weighted average interest rate and term of 5.8% and 10.7 years, respectively.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, interest expense increased by $9,976. This increase is primarily due to the impact of non-recourse mortgage loans obtained on investments acquired or placed into service during 2006 and 2005. During 2006, we obtained mortgage financing totaling $275,990 on our investments and build-to-suit projects with a weighted average interest rate and term of 5.9% and 12.4 years, respectively.

Provision for Income Taxes

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, the provision for income taxes increased $2,414, primarily due to recent international investment activity. In addition, during the first quarter of 2007, we recorded an accrual for foreign income taxes totaling $378 related to our 2005 and 2006 fiscal years (Note 2).

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, the provision for income taxes remained relatively unchanged at $423 and $485, respectively.

Net Income

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, net income increased by $4,099. Interest income generated by funds raised in our second public offering contributed $7,681 of the increase. Net income also benefited from our share of the results of operations of investments entered into during 2007 and 2006, which approximates $4,800, and our share of an unrealized gain recognized on an embedded derivative of $1,337. These increases were partially offset by the recognition of a $6,000 other than temporary impairment charge in connection with an equity investment in real estate in France and an increase in the provision for income taxes of $2,414. These variances are described above.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, net income increased $13,821, primarily due to the results of operations from our recent investments entered into during 2006 and 2005 and an increase in interest income generated by funds raised in our second public offering.

Financial Condition

Sources and Uses of Cash During the Year

Our cash flows fluctuate on an annual basis due to a number of factors which include the timing of proceeds received from public offerings of our common stock, timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's election to receive fees in common stock or cash, the timing and characterization of distributions from equity investments in real estate and payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter. Although our cash flows may fluctuate from year to year, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet such needs. We assess our ability to access capital on an ongoing basis.

Cash and cash equivalents totaled $211,759 as of December 31, 2007, a decrease of $252,464 from the December 31, 2006 balance. The decrease was primarily due to using the proceeds from our public offering to make new investments in 2007. We believe that we have sufficient cash balances to meet our working capital needs including our current distribution rate and to continue making investments. There has been no material change in our financial condition since December 31, 2006. Our sources and uses of cash during 2007 are described below.

Operating Activities

One of our objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to shareholders. During 2007, we used cash flows from operating activities of $120,985 to fund distributions to shareholders of $72,551, make scheduled mortgage principal installments of $18,053 and fund distributions to minority interest partners of $4,289. In addition, we also distributed $295,818 to minority interest partners for their share of proceeds received from non-recourse mortgage financing obtained on several investments (see Financing Activities below). For 2007, the advisor elected to receive asset management and performance fees in restricted common stock. As a result of this election, we paid asset management and performance fees of $25,175 (inclusive of performance fees of $11,945 in July 2007 related to achieving the performance criterion — see Cash Requirements below) through the issuance of common stock rather than in cash.

Investing Activities

Our investing activities are generally comprised of real estate related transactions (purchases and sales of real estate and mortgage loans collateralized by real estate) and capitalized property-related costs. During 2007, we used $638,182 to enter into 15 investments and to fund construction costs at several existing build-to-suit projects, four of which were completed during 2007. We used $315,940 to fund two notes receivable. In addition, we contributed $64,518 to ventures in connection with the purchase of three equity investments in real estate as well as to fund a build-to-suit project that we account for under the equity method of accounting as it constitutes an interest in an "Acquisition, Development and Construction" ("ADC") arrangement (Note 2). We also placed $43,496 into escrow for future commitments and potential acquisitions and received $5,349 from the release of escrow funds which were primarily used to fund construction costs at existing build-to-suit projects. Our investment activity was funded primarily through proceeds from our public offerings, non-recourse mortgage financing and contributions from minority interest partners.

Financing Activities

In addition to making scheduled mortgage principal installments and paying distributions to shareholders and minority partners, we obtained $731,574 in mortgage financing to fund investment activity, of which $9,399 represented the release of funds held back by a mortgage lender in December 2006. Of these mortgage proceeds, $295,818 was distributed to minority interest partners. We received contributions totaling $313,081 from our minority partners primarily in connection with the Hellweg 2 transaction. We also received $31,404 as a result of issuing shares through our distribution reinvestment and stock purchase plan and used $7,316 to purchase treasury shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations.

Summary of Financing

The table below summarizes our non-recourse debt as of December 31, 2007 and 2006, respectively.

	December 31, 2007	2006
Balance		
Fixed rate	$1,369,778	$594,693
Variable rate (a)	33,521	39,552
Total	$1,403,299	$634,245
Percent of total debt		
Fixed rate	98%	94%
Variable rate (a)	2%	6%
	100%	100%
Weighted average interest rate at end of period		
Fixed rate	5.8%	5.9%
Variable rate (a)	5.2%	5.3%

(a) Included in variable rate debt at December 31, 2007 is $28,758 in mortgage obligations that currently bear interest at a fixed rate but which have interest rate reset features which may change the interest rates to then prevailing market fixed rates at certain points in their term. There are no interest rate resets scheduled during 2008.

Cash Resources

As of December 31, 2007, our cash resources consisted of cash and cash equivalents of $211,759. Of these amounts, $25,523, at current exchange rates, was held in foreign bank accounts, and we could be subject to significant costs should we decide to repatriate these amounts. We may also be able to borrow against certain currently unleveraged properties which have an aggregate carrying value of $105,982. Our cash resources can be used to fund future investments, as well as maintain sufficient working capital balances and meet other commitments. We intend to fund quarterly distributions from cash generated from the operations of our real estate portfolio.

We expect cash flows from operating activities to be affected by several factors in 2008 including:

- The advisor's election for 2008 to receive base asset management fees in cash, which will negatively impact operating cash flows during 2008 by approximately $10,300.
- The impact from any investments we enter into during 2008, the full year impact of investments entered into in 2007 and the expected completion of two build-to-suit projects in 2008, all of which we currently expect will have a net positive impact on cash flow.
- Scheduled rent increases on several properties during 2008 should result in additional cash flow.

Cash Requirements

During 2008, cash requirements will include scheduled mortgage principal payment installments (we have a $4,763 note payable due in June 2008 and no balloon payments on our mortgage obligations until 2011), paying distributions to shareholders, funding build-to-suit and lending commitments that we currently estimate to total $49,031 and paying our deferred acquisition fee and interest thereon of $32,826, as well as other normal recurring operating expenses.

An unconsolidated venture in which we hold a 25% interest has non-recourse mortgage debt that matures in 2015 totaling $121,737 as of December 31, 2007. In accordance with the loan agreement, the tenant has an obligation to meet certain loan covenants that have not been met as of December 31, 2007. As a result, an event of default has occurred and the lender has held back rent receipts of $3,835 as of December 31, 2007. We are working with the tenant and lender to remedy this default and believe that this matter will be resolved in the near future, however there can be no assurances made in this regard. In the event that we are unable to do so, the lender may call the remaining obligation on this loan at any time. Our interest in this venture had a carrying value of $18,449 at December 31, 2007.

In accordance with our advisory agreement with the advisor, we owe the advisor performance fees of 1/2 of 1% per annum of average invested assets as defined in the advisory agreement. Additionally, we owe the advisor deferred acquisition fees that are calculated based on the aggregate cost of investments acquired and are payable in equal annual installments over three years and bear interest at an annual rate of 5%. These performance and deferred acquisition fees were subordinated to the performance criterion, a non-compounded cumulative distribution return of 6% per annum. In June 2007, we met the performance criterion and as a result the following amounts became payable to the advisor:

- Deferred acquisition fee installments and interest on deferred acquisition fees totaling $31,674 and $2,300 as of June 30, 2007. As a result of investment activity subsequent to June 30, 2007, deferred acquisition fees and interest thereon totaled $42,435 and $3,687, respectively, as of December 31, 2007. We used existing cash resources to pay the first installment in January 2008, consisting of deferred acquisition fees of $29,546 and accrued interest of $3,687. We expect to continue to use existing cash resources to pay the remaining installments of $8,250 in January 2009 and $4,639 in January 2010. Interest will accrue on amounts outstanding at the rate of 5% per annum.

- Performance fees totaling $11,945 were paid in July 2007 through the issuance of 1,194,549 shares of our restricted common stock.

Off-Balance Sheet Arrangements and Contractual Obligations

The table below summarizes our off-balance sheet arrangements and contractual obligations as of December 31, 2007 and the effect that these obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Non-recourse debt — Principal	$1,403,299	$ 19,457	$ 40,838	$ 52,628	$1,290,376
Deferred acquisition fees — Principal	42,435	29,546	12,889	—	—
Interest on borrowings and deferred acquisition fees [(a)]	764,091	85,717	161,204	155,214	361,956
Build-to-suit commitments [(b)]	8,631	8,631	—	—	—
Lending commitments [(c)]	40,400	40,400	—	—	—
Operating and other lease commitments [(d)]	61,739	1,593	3,223	3,252	53,671
	$2,320,595	$185,344	$218,154	$211,094	$1,706,003

(a) Interest on an unhedged variable rate debt obligation was calculated using the applicable variable interest rate and balance outstanding as of December 31, 2007.

(b) Represents remaining build-to-suit commitments for two projects:

- Bloomington, Minnesota – estimated total construction costs are currently projected to be $46,760 of which $38,470 was funded as of December 31, 2007.
- Columbia, South Carolina – estimated total construction costs are currently projected to be $7,000 of which $6,659 was funded as of December 31, 2007.

(c) Represents unfunded amounts on a commitment to provide a loan to a developer of a domestic property.

(d) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of minority interest of approximately $10,883.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies as of December 31, 2007. As of December 31, 2007, we have no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

We have investments in unconsolidated joint ventures that own single-tenant properties net leased to corporations. All of the underlying investments are owned with affiliates. Summarized financial information for these ventures (for the entire venture, not our proportionate share) at December 31, 2007 is presented below:

Lessee	Ownership Interest at December 31, 2007	Total Assets	Total Third Party Debt	Maturity Date
Thales S.A.	35%	$ 122,944	$ 84,176	7/2011
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	300,582	171,803	5/2014
Actuant Corporation	50%	19,492	12,893	5/2014
TietoEnator Plc	40%	108,761	81,038	7/2014
Pohjola Non-life Insurance Company	40%	118,023	90,261	1/2015
Hellweg Die Profi-Baumarkte GmbH & Co. KG [(a)]	25%	202,376	121,737	5/2015
Consolidated Systems, Inc.	40%	6,987	4,738	11/2016
Lindenmaier A.G. [(b)]	33%	32,421	13,271	10/2017
OBI A.G. [(b)]	25%	241,173	182,061	3/2018
Police Prefecture, French Government	50%	125,669	94,661	8/2020
Soho House Beach House LLC [(b) (c)]	100%	33,124	—	N/A
Schuler A.G. [(b)]	33%	76,894	—	N/A
		$1,388,446	$856,639	

(a) In accordance with the loan agreement, this tenant has an obligation to meet certain loan covenants that have not been met as of December 31, 2007. As a result, an event of default has occurred and the lender has held back rent receipts of $3,835 as of December 31, 2007. We are working with the tenant and lender to remedy this default and believe that this matter will be resolved in the near future, however there can be no assurances made in this regard. In the event that we are unable to do so, the lender may call the remaining obligation on this loan at any time. Our interest in this venture had a carrying value of $18,449 at December 31, 2007. In April 2007, we acquired an interest in the Hellweg 2 transaction which we consolidate (Note 7). There is no event of default associated with the Hellweg 2 transaction.

(b) We acquired all or part of our interest in this investment during 2007.

(c) We account for this investment under the equity method of accounting as it constitutes an ADC arrangement (Note 2).

In connection with the purchase of our properties, we require the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills from facility activities or historical on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions which allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of the leases allow us to require financial assurances from tenants such as performance bonds or letters of credit if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Subsequent Events

Subsequent to December 31, 2007, we acquired two domestic investments at a total cost of approximately $57,300. We also obtained non-recourse mortgage financing totaling approximately $88,900, including $68,400 on previously unencumbered properties, with a weighted average annual fixed interest rate and term of 6.6% and 10 years, respectively.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require certain judgment and the use of certain estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

We classify our directly owned leased assets for financial reporting purposes as either operating leases or net investment in direct financing leases at the inception of a lease or when significant lease terms are amended. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. In determining the classification of a lease, we use estimates of remaining economic life provided by third party appraisals of the leased assets. Estimates of residual values are based on third party appraisals. The calculation of the present value of future minimum rents includes determining a lease's implicit interest rate, which requires an estimate of the residual value of leased assets as of the end of the non-cancelable lease term. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however the classification is based on accounting pronouncements which are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. Management believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with the acquisition of properties, purchase costs are allocated to tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. Below-market value of leases are also recorded at their relative fair values and are included in other liabilities in the financial statements.

The value attributed to tangible assets is determined in part using a discounted cash flow model which is intended to approximate what a third party would pay to purchase the property as vacant and rent at current "market" rates. In applying the model, we assume that the disinterested party would sell the property at the end of a market lease term. Assumptions used in the model are property-specific where such information is available; however, when certain necessary information is not available, we will use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of such rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

Above-market and below-market lease intangibles are based on the difference between the market rent and the contractual rents and are discounted to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired. We acquire properties subject to net leases and consider the credit of the lessee in negotiating the initial rent.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics we consider in allocating these values include the expectation of lease renewals, nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile, among other factors. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, are charged to expense.

Factors considered include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs, expectation of funding tenant improvements and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. Estimated costs to execute leases include commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Basis of Consolidation

The consolidated financial statements include all of our accounts and our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we do not control, but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations. As described in Note 7, in April 2007, we and our affiliates acquired interests in two ventures in which our total effective ownership interest is 26%. These ventures are deemed to be VIEs of which we are deemed to be the primary beneficiary and, therefore, we consolidate the ventures in our financial statements.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting.

Impairments

Impairment charges may be recognized on long-lived assets, including but not limited to real estate, direct financing leases, assets held for sale and equity investments in real estate. Estimates and judgments are used when evaluating whether these assets are impaired. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we perform projections of undiscounted cash flows, and if such cash flows are insufficient, the assets are adjusted (i.e., written down) to their estimated fair value. An analysis of whether a real estate asset has been impaired requires us to make our best estimate of market rents, residual values and holding periods. In our evaluations, we generally obtain market information from outside sources; however, such information requires us to determine whether the information received is appropriate to the circumstances. As our investment objective is to hold properties on a long-term basis, holding periods used in the analyses generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We will consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. Because in most cases, each of our properties is leased to one tenant, we are more likely to incur significant writedowns when circumstances change because of the possibility that a property will be vacated in its entirety and, therefore, it is different from the risks related to leasing and managing multi-tenant properties. Events or changes in circumstances can result in further non-cash writedowns and impact the gain or loss ultimately realized upon sale of the assets.

We perform a review of our estimate of residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value, that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue. While an evaluation of potential impairment of real estate subject to an operating lease is determined by a change in circumstances, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met. Changes in circumstances include, but are not limited to, vacancy of a property not subject to a lease and termination of a lease. We may also assess properties for impairment because a lessee is experiencing financial difficulty and because management expects that there is a reasonable probability that the lease will be terminated in a bankruptcy proceeding or a property remains vacant for a period that exceeds the period anticipated in a prior impairment evaluation.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets, which have been identified for sale, is less than the net book value of the assets, an impairment charge is recognized and a valuation allowance is established. To the extent that a purchase and sale agreement has been entered into, the allowance is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost, as equity investments in real estate and subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge shall be measured as the excess of the carrying amount of the investment over the fair value of the investment.

We evaluate our marketable securities for impairment as of each reporting period. For the securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (22 lessees represented 74% of annual lease revenues during 2007), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Interest Capitalized in Connection with Real Estate Under Construction

Operating real estate is stated at cost less accumulated depreciation. Costs directly related to build-to-suit projects, primarily interest, if applicable, are capitalized. Interest capitalized in 2007, 2006 and 2005 was $2,662, $1,875 and $725, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt..

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the United States and internationally and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $90, with an offsetting decrease to retained earnings.

We may elect to treat one or more of our corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. We have elected to treat two of our corporate subsidiaries as TRSs.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for our 2008 fiscal year, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SFAS 159

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is currently effective for our 2008 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SOP 07-1

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide "Investment Companies" must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company's consolidated financial statements or the financial statements of an equity method investor. In February 2008, FSP SOP 07-1-1 was issued to delay indefinitely the effective date of SOP 07-1 and prohibit adoption of SOP 07-1 for an entity that has not early adopted SOP 07-1 before issuance of the final FSP. We are currently assessing the potential impact the adoption of this statement will have on our financial position and results of operations.

FIN 46R-7

In May 2007, the FASB issued Staff Position No. FIN 46R-7, "Application of FASB Interpretation No. 46R to Investment Companies" ("FIN 46R-7"). FIN 46R-7 makes permanent the temporary deferral of the application of the provisions of FIN 46R to unregistered investment companies, and extends the scope exception from applying FIN 46R to include registered investment companies. FIN 46R-7 is effective upon adoption of SOP 07-1. We are currently assessing the potential impact that the adoption of FIN 46R-7 will have on our financial position and results of operations.

SFAS 141R

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. Additionally, SFAS 141R requires an acquiring entity to immediately expense all acquisition costs and fees associated with an acquisition. SFAS 141R is effective for our 2009 fiscal year. The adoption of SFAS 141R will have a significant impact on our operating results because of the highly acquisitive nature of our business. In 2009, we expect to have an immediate reduction in our net income attributable to new acquisitions since acquisition costs and fees which are currently capitalized and allocated to the cost basis of acquisitions will instead be expensed immediately as incurred. Post acquisition, there will be a subsequent positive impact on net income through a reduction in depreciation expense over the estimated life of the properties as a result of acquisition costs and fees no longer being capitalized and depreciated.

SFAS 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

(In thousands)

Market Risks

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks in pursuing our business plan are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries, including automotive related industries (see Current Developments and Trends).

We do not generally use derivative financial instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes.

Interest Rate Risk

The value of our real estate and related fixed rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders which effectively convert the variable rate debt service obligations of the loan to a fixed rate. These interest rate swaps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Our objective in using derivatives is to limit our exposure to interest rate movements. An unconsolidated venture in which we hold a 25% interest has non-recourse debt for which the interest rates have been fixed through the use of an interest rate swap.

In connection with a German transaction in 2007 (Note 7), two ventures in which we have a total effective ownership interest of 26%, and which we consolidate, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. For the year ended December 31, 2007, the embedded credit derivatives generated an unrealized gain of $2,741. It is possible that the amount of unrealized gains or losses generated from these derivatives may fluctuate significantly during their terms.

At December 31, 2007, substantially all of our non-recourse debt either bears interest at fixed rates or currently bears interest at a fixed rate but has interest rate reset features that will change the interest rates to then prevailing market fixed rates at certain points in the term. The fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed rate debt at December 31, 2007 ranged from 4.4% to 7.7%. The annual interest rates on our variable rate debt at December 31, 2007 ranged from 4.6% to 5.2%. Our debt obligations are more fully described in Financial Condition above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations.

	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
Fixed rate debt	$14,514	$18,441	$21,679	$24,738	$27,172	$1,263,234	$1,369,778	$1,313,946
Variable rate debt	$ 4,943	$ 359	$ 359	$ 359	$ 359	$ 27,142	$ 33,521	$ 33,103

A change in interest rates of 1% would increase or decrease the combined fair value of our debt that currently bears interest at fixed rates by an aggregate of $81,123. Annual interest expense on our variable rate debt that does not currently bear interest at fixed rates would increase or decrease by $48 for each 1% change in annual interest rates. As more fully described in Summary of Financing above, a significant portion of the debt classified as variable rate currently bears interest at fixed rates but has interest rate reset features that will change the interest rates to then prevailing market fixed rates at certain points in the term. Such debt is generally not subject to short-term fluctuations in interest rates.

Foreign Currency Exchange Rate Risk

We have investments in the European Union, Thailand, Malaysia and Canada and as a result are subject to risk from the effects of exchange rate movements of foreign currencies, which may affect future costs and cash flows. Although a significant portion of our foreign operations were conducted in the Euro and the British pound sterling, we are likely to continue to conduct business in other currencies as we seek to invest funds from our offering internationally. For all currencies we are a net receiver of the foreign currency (we receive more cash than we pay out) and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Net realized foreign currency translation gains were $1,972 for the year ended December 31, 2007. Net unrealized foreign currency translation gains were $14 for the year ended December 31, 2007. Such gains are included in the consolidated financial statements and are primarily due to changes in foreign currency on deposits held for new investments and accrued interest receivable on notes receivable from wholly-owned subsidiaries.

To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates. During 2007, Hellweg Die Profi-Baumarkte GmbH & Co. KG, which leases properties in Germany, contributed 18% of lease revenues, inclusive of minority interest.

During each of the next five years and thereafter, scheduled future minimum rents, exclusive of renewals, under non-cancelable leases resulting from our foreign operations are as follows:

Lease Revenues [a]	2008	2009	2010	2011	2012	Thereafter	Total
Euro	$58,723	$58,723	$58,723	$58,723	$58,723	$ 899,113	$1,192,728
British pound sterling	6,181	6,245	6,311	6,379	6,449	116,390	147,955
Other foreign currencies [b]	7,113	7,113	7,113	7,113	7,113	72,226	107,791
	$72,017	$72,081	$72,147	$72,215	$72,285	$1,087,729	$1,448,474

Scheduled debt service payments (principal and interest) for mortgage notes payable during each of the next five years and thereafter, from our foreign operations are as follows:

Debt service [a][c]	2008	2009	2010	2011	2012	Thereafter	Total
Euro	$35,382	$37,549	$39,444	$39,982	$40,563	$687,340	$ 880,260
British pound sterling	3,501	3,560	3,614	3,647	3,660	57,389	75,371
Other foreign currencies [d]	3,345	3,726	3,698	4,086	4,070	46,572	65,497
	$42,228	$44,835	$46,756	$47,715	$48,293	$791,301	$1,021,128

(a) Based on the applicable December 31, 2007 exchange rate. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Other currencies consist of the Canadian dollar, the Swedish krona, the Thai baht and the Malaysian ringgit.

(c) Interest on variable rate debt obligations was calculated using the applicable variable interest rate as of December 31, 2007.

(d) Other currencies consist of the Canadian dollar, the Swedish krona and the Thai baht.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 16 — Global Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 16 — Global Incorporated and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 27, 2008

Consolidated Balance Sheets

(in thousands, except share amounts)

	December 31, 2007	2006
Assets		
Real estate, net	**$1,597,457**	$ 648,593
Net investment in direct financing leases	**343,721**	308,073
Equity investments in real estate	**178,661**	111,870
Real estate under construction	**50,140**	75,372
Notes receivable	**358,079**	9,603
Cash and cash equivalents	**211,759**	464,223
Intangible assets, net	**163,824**	108,001
Funds in escrow	**137,473**	20,503
Other assets, net	**40,755**	29,402
Total assets	**$3,081,869**	$1,775,640
Liabilities and Shareholders' Equity		
Liabilities:		
Non-recourse debt	**$1,403,299**	$ 634,245
Accounts payable, accrued expenses and other liabilities	**69,419**	19,181
Prepaid and deferred rental income and security deposits	**96,057**	34,749
Due to affiliates	**52,291**	49,219
Distributions payable	**19,432**	16,067
Total liabilities	**1,640,498**	753,461
Minority interest in consolidated entities	**420,274**	31,358
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common stock, $.001 par value; 250,000,000 shares authorized; 120,567,308 and 114,701,851 shares issued and outstanding, respectively	**121**	115
Additional paid-in capital	**1,085,506**	1,028,933
Distributions in excess of accumulated earnings	**(82,481)**	(40,679)
Accumulated other comprehensive income	**31,905**	9,090
	1,035,051	997,459
Less, treasury stock at cost, 1,500,198 and 713,803 shares, respectively	**(13,954)**	(6,638)
Total shareholders' equity	**1,021,097**	990,821
Total liabilities and shareholders' equity	**$3,081,869**	$1,775,640

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except share and per share amounts)

	For the years ended December 31, 2007	2006	2005
Revenues			
Rental income	**$ 115,836**	$ 49,032	$ 29,416
Interest income from direct financing leases	**24,134**	15,095	9,689
Interest income on notes receivable	**20,743**	2,035	2,482
Other income	**5,474**	1,522	643
	166,187	67,684	42,230
Operating Expenses			
Depreciation and amortization	**(32,605)**	(13,141)	(7,417)
Property expenses	**(23,977)**	(12,413)	(8,586)
General and administrative	**(9,494)**	(4,741)	(2,825)
Impairment charge	**—**	—	(302)
	(66,076)	(30,295)	(19,130)
Other Income and Expenses			
Income from equity investments in real estate	**2,104**	7,120	5,342
Other interest income	**20,303**	12,622	5,790
Minority interest in income	**(23,968)**	(1,865)	(642)
Gain (loss) on foreign currency transactions, derivative instruments and other, net	**4,673**	407	(1,652)
Interest expense	**(66,182)**	(25,145)	(15,169)
	(63,070)	(6,861)	(6,331)
Income before income taxes	**37,041**	30,528	16,769
Provision for income taxes	**(2,837)**	(423)	(485)
Net Income	**$ 34,204**	$ 30,105	$ 16,284
Earnings Per Share	**$ 0.29**	$ 0.40	$ 0.29
Weighted Average Shares Outstanding	**116,654,112**	75,304,433	56,327,478
Distributions Declared Per Share	**$ 0.6498**	$ 0.6373	$ 0.5763

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands)

	For the years ended December 31, 2007	2006	2005
Net Income	**$34,204**	$30,105	$16,284
Other Comprehensive Income (Loss)			
Change in unrealized gain (loss) on marketable securities	**11**	(8)	(20)
Foreign currency translation adjustment	**21,266**	11,352	(7,181)
Unrealized gain on derivative instrument	**1,538**	894	—
	22,815	12,238	(7,201)
Comprehensive Income	**$57,019**	$42,343	$ 9,083

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2007, 2006 and 2005

(in thousands, except share and per share amounts)

	Shares	Common Stock	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2005	51,426,720	$ 51	$ 465,292	$ (6,188)	$ 4,053	$ —	$ 463,208
Shares issued $.001 par, $10 per share, net of offering costs	5,510,677	6	45,407				45,413
Shares, $.001 par, issued to the advisor at $10 per share	331,453		3,315				3,315
Distributions declared				(32,512)			(32,512)
Net income				16,284			16,284
Change in other comprehensive income					(7,201)		(7,201)
Repurchase of shares	(162,564)					(1,512)	(1,512)
Balance at December 31, 2005	57,106,286	57	514,014	(22,416)	(3,148)	(1,512)	486,995
Shares issued $.001 par, at $10 per share, net of offering costs	56,897,030	57	509,560				509,617
Shares, $.001 par, issued to the advisor at $10 per share	535,971	1	5,359				5,360
Distributions declared				(48,368)			(48,368)
Net income				30,105			30,105
Change in other comprehensive income					12,238		12,238
Repurchase of shares	(551,239)					(5,126)	(5,126)
Balance at December 31, 2006	113,988,048	115	1,028,933	(40,679)	9,090	(6,638)	990,821
Cumulative effect adjustment from adoption of FIN 48 (Note 14)				(90)			(90)
Balance at January 1, 2007	113,988,048	115	1,028,933	(40,769)	9,090	(6,638)	990,731
Shares issued $.001 par, at $10 per share, net of offering costs	3,584,285	4	33,763				33,767
Shares, $.001 par, issued to the advisor at $10 per share	2,281,172	2	22,810				22,812
Distributions declared				(75,916)			(75,916)
Net income				34,204			34,204
Change in other comprehensive income					22,815		22,815
Repurchase of shares	(786,395)					(7,316)	(7,316)
Balance at December 31, 2007	119,067,110	$121	$1,085,506	$(82,481)	$31,905	$(13,954)	$1,021,097

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31, 2007	2006	2005
Cash Flows — Operating Activities			
Net income	$ 34,204	$ 30,105	$ 16,284
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization including intangible assets and deferred financing costs	35,137	13,295	7,506
Straight-line rent adjustments and amortization of rent-related intangibles	(1,169)	(1,384)	(1,336)
Income from equity investments in real estate in excess of distributions received	2,987	(1,741)	(637)
Minority interest in income	23,968	1,865	642
Issuance of shares to affiliate in satisfaction of fees due	25,175	5,360	3,315
Impairment charge	—	—	302
Realized (gain) loss on foreign currency transactions, net	(1,972)	(393)	1,527
Unrealized (gain) loss on foreign currency transactions, net	(14)	(179)	125
Unrealized gain on derivative instruments	(2,687)	—	—
Increase in accrued interest	7,592	796	2,064
(Decrease) increase in due to affiliates [a]	(4,383)	6,888	4,753
Change in other operating assets and liabilities, net [a]	2,147	(2,357)	5,793
Net cash provided by operating activities	120,985	52,255	40,338
Cash Flows — Investing Activities			
Distributions received from equity investments in real estate in excess of equity income	4,256	6,563	3,482
Acquisition of real estate and other capital expenditures [b]	(638,182)	(485,948)	(428,526)
Purchases of note receivable	(315,940)	—	(12,798)
Contributions to equity investments in real estate	(64,518)	(12,697)	(38,499)
Funds placed in escrow for future investment	(43,496)	(28,786)	(2,832)
Release of funds held in escrow for investment	5,349	27,306	19,942
VAT taxes paid in connection with acquisition of real estate	(885)	(3,677)	(5,976)
VAT taxes recovered in connection with acquisition of real estate	—	4,008	—
Proceeds from maturity of short-term investments	1,698	—	7,871
Purchases of securities	—	—	(32,625)
Proceeds from sale of securities	—	—	102,525
Receipt of principal payment of mortgage note receivable	288	275	220
Receipt of principal prepayment of mortgage note receivable	—	20,000	—
Net cash used in investing activities	(1,051,430)	(472,956)	(387,216)

Consolidated Statements of Cash Flows (Continued)

(in thousands)

	Years ended December 31, 2007	2006	2005
Cash Flows — Financing Activities			
Distributions paid	**(72,551)**	(41,227)	(28,939)
Distributions paid to minority interest partners	**(300,107)**	(1,672)	(161)
Contributions from minority interest partners	**313,081**	14,061	6,724
Proceeds from mortgages and notes payable [c]	**731,574**	261,657	267,218
Scheduled payments of mortgage principal	**(18,053)**	(6,397)	(2,821)
Deferred financing costs and mortgage deposits, net of deposits refunded	**(975)**	(2,799)	331
Proceeds from issuance of shares, net of costs of raising capital	**31,404**	509,617	45,413
Purchase of treasury stock	**(7,316)**	(5,126)	(1,512)
Net cash provided by financing activities	**677,057**	728,114	286,253
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**924**	1,436	(1,311)
Net (decrease) increase in cash and cash equivalents	**(252,464)**	308,849	(61,936)
Cash and cash equivalents, beginning of year	**464,223**	155,374	217,310
Cash and cash equivalents, end of year	**$ 211,759**	$ 464,223	$ 155,374

Non-cash investing and financing activities

(a) Changes in due to affiliates and accounts payable, accrued expenses and other liabilities excludes amounts related to the raising of capital (financing activities) pursuant to our public offerings. At December 31, 2007, 2006 and 2005, the amount due to the advisor for such costs was $1,459, $7,924 and $4,028, respectively.

(b) Included in the cost basis of real estate investments acquired in 2007, 2006 and 2005 are deferred acquisition fees payable of $13,918, $10,809 and $10,174, respectively.

(c) Net of $9,399 and $2,325 retained by mortgage lenders during 2006 and 2005, respectively.

Supplemental cash flows information

	2007	2006	2005
Interest paid, net of amounts capitalized	**$58,924**	$26,008	$13,772
Interest capitalized	**$ 2,662**	$ 1,875	$ 725

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

(in thousands, except share and per share amounts)

1
Organization

Corporate Property Associates 16 – Global Incorporated is a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate on a triple net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, tenant defaults and sales of properties. As of December 31, 2007, our portfolio consisted of our full or partial ownership interest in 371 fully occupied properties leased to 70 tenants, totaling approximately 25 million square feet (on a pro rata basis). Subject to certain restrictions and limitations, we are managed by W. P. Carey & Co. LLC ("WPC") and its subsidiaries (collectively referred to as the "advisor").

We were formed as a Maryland corporation in June 2003. We commenced our initial public offering in December 2003. Through two public offerings we sold a total of 110,331,881 shares of our common stock for a total of $1,103,319 in gross offering proceeds. We completed our second public offering in December 2006. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements relating to the nature of our income, the level of our distributions and other factors.

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Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include all of our accounts and our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we do not control, but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations. As described in Note 7, in April 2007, we and our affiliates acquired interests in two German ventures in which our total effective ownership interest is 26%. These ventures are deemed to be VIEs of which we are deemed to be the primary beneficiary and, therefore, we consolidate the ventures in our financial statements.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior period amounts have been reclassified to conform to the current period's financial statement presentation.

Out of Period Adjustment

During the first quarter of 2007, we identified errors in our consolidated financial statements for the years ended December 31, 2005 and 2006 related to accounting for foreign income taxes pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133") because of net cash settlement features. As a result of these errors, net income was overstated by approximately $37 in 2005 and $341 in 2006. We concluded that these adjustments were not material to any prior periods' consolidated financial statements. We also concluded that the cumulative charge for the accrual for foreign income taxes of $378 was not material to the year ended December 31, 2007. As such, this cumulative charge was recorded in the statement of income for the year ended December 31, 2007, rather than restating prior periods.

Purchase Price Allocation

In connection with our acquisition of properties, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, are determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. The below-market values of leases are also recorded at their relative fair values and are included in deferred rental income in the consolidated financial statements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease value is amortized as a reduction of rental income over the remaining non-cancelable term of each lease. The capitalized below-market lease value is amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics that are considered in allocating these values include the nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant, the tenant's credit quality and the expectation of lease renewals among other factors. Third party appraisals or management's estimates are used to determine these values.

Factors considered in the analysis include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management's assessment of specific market conditions. Management also considers estimated costs to execute leases, including commissions and legal costs, to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Intangibles for above-market leases are amortized to expense over the remaining initial lease term while intangibles for below-market leases are amortized to expense over the remaining initial lease term and any expected renewal terms. No amortization period for any intangible asset will exceed the remaining depreciable life of the building. In the event that a lease is terminated, the unamortized portion of each intangible is charged to expense.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. Interest is capitalized by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period.

Acquisition, Development and Construction Loans ("ADC Arrangements")

Pursuant to the AICPA's Notice to Practitioners on ADC Arrangements (e.g., Acquisition, Development and Construction Loans), we evaluate mortgage loans where we participate in residual interests through loan provisions or other contracts to ascertain whether we have the same risks and rewards as an owner or a venture partner. Where we conclude that such arrangements are more appropriately treated as a hypothetical investment in real estate, we reflect such investment as part of "equity method investments in real estate" (Note 6). In these cases, our loan position is treated as preference capital to the hypothetical partnership rather than a loan and no interest income is recorded.

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost which consists of the outstanding balance net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans using the effective interest method. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Cash and Cash Equivalents and Short-Term Investments

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2007 and 2006, our cash and cash equivalents were held in the custody of several financial institutions, including international institutions, and these balances, at times, exceed federally insurable limits. We mitigate this risk by depositing funds only with major financial institutions. At December 31, 2006, instruments that had a maturity of three months or more at the time of purchase were classified as short-term investments in the consolidated financial statements. We had no such investments at December 31, 2007.

Marketable Securities

Marketable securities, which consist of an interest-only participation in a mortgage note receivable as of December 31, 2007 and 2006 are classified as available for sale securities and reported at fair value with any unrealized gains and losses on these securities reported as a component of other comprehensive income until realized.

Other Assets

Included in other assets are escrow balances and tenant security deposits held by lenders, restricted cash balances, accrued rents and interest receivable, common stock warrants and derivatives, marketable securities, deferred charges and deferred rental income. Deferred charges are costs incurred in connection with mortgage financings and refinancings and are amortized over the terms of the mortgages and included in interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents, which vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees are payable for services provided by our advisor to us relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees totaling no more than 2% of the purchase price of the properties is deferred and is payable in equal annual installments on January 1 of each of the three calendar years following the date the property was purchased. Payment of such fees is subject to the performance criterion which was achieved in June 2007 (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

Real estate is leased to others on a net lease basis whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. Significant renovations that increase the useful life of the properties are capitalized. For the year ended December 31, 2007, lessees were responsible for the direct payment of real estate taxes of approximately $9,756.

Substantially all of our leases provide for either scheduled rent increases, periodic rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or percentage of sales rents. CPI increases are contingent on future events and are therefore not included in straight-line rent calculations. Rents from percentage rents are recognized as reported by the lessees, that is, after the level of sales requiring a rental payment to us is reached.

The leases are accounted for as operating or direct financing leases. Such methods are described below:

Operating leases — Real estate is recorded at cost less accumulated depreciation; future minimum rental revenue is recognized on a straight-line basis over the term of the related leases and expenses (including depreciation) are charged to operations as incurred (Note 4).

Direct financing method — Leases accounted for under the direct financing method are recorded at their net investment (Note 5). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (22 lessees represented 74% of annual lease revenues during 2007), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Depreciation

Depreciation of building and related improvements is computed using the straight-line method over the estimated useful lives of the properties — generally ranging from 20 to 40 years. Depreciation of tenant improvements is computed using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

When events or changes in circumstances indicate that the carrying amount may not be recoverable, we assess the recoverability of our long-lived assets and certain intangible assets based on projections of undiscounted cash flows, without interest charges, over the life of such assets. In the event that such cash flows are insufficient, the assets are adjusted to their estimated fair value. We perform a review of our estimate of residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in our current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets, which have been identified for sale, is less than the net book value of the assets, an impairment charge is recognized and the carrying value of the property is reduced. To the extent that a purchase and sale agreement has been entered into, the impairment charge is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we may make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost, as equity investments in real estate and subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

We evaluate our marketable securities for impairment as of each reporting period. For any securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Foreign Currency Translation

We consolidate our real estate investments in the European Union, Canada, Malaysia and Thailand and own interests in properties in the European Union. The functional currencies for these investments are primarily the Euro and the British pound sterling and, to a lesser extent, the Swedish krona, the Canadian dollar, the Thai baht, the Malaysian ringgit and the Polish zloty. The translation from these local currencies to the U.S. dollar is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholders' equity. As of December 31, 2007 and 2006, the cumulative foreign currency translation adjustment gain was $29,490 and $8,224, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements will not be included in determining net income but will be accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income as part of shareholder's equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income, and we recognized unrealized gains (losses) of $14, $179 and $(125) from such transactions for the years ended December 31, 2007, 2006 and 2005. For the years ended December 31, 2007, 2006 and 2005, we recognized realized gains (losses) of $1,972, $393 and $(1,527), respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We account for our derivative instruments in accordance with FASB No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). Derivative instruments include interest rate swaps, embedded credit derivatives and common stock warrants.

From time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders which effectively convert the variable rate debt service obligations of the loan to a fixed rate. Our objective in using derivatives is to limit our exposure to interest rate movements. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Interest rate swaps may be designated as cash flow hedges, with changes in fair value included as a component of other comprehensive income in shareholders' equity, or as fair value hedges, with changes in fair value reflected in earnings. In connection with an investment in Poland, a venture in which we have a 25% ownership interest, and which we account for under the equity method of accounting, has interest rate swap instruments on variable rate loans which have been designated as cash flow hedges. Our share of changes in the fair value of these interest rate swap instruments is included in other comprehensive income for the years ended December 31, 2007 and 2006. Neither we nor our joint ventures had any interest rate swap agreements during the year ended December 31, 2005.

In connection with a German transaction in April 2007 (Note 7), two ventures in which we have a total effective ownership interest of 26%, and which we consolidate, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives are included in other assets in the financial statements and changes in the fair value are recognized in earnings.

Certain stock warrants which were granted to us by lessees in connection with structuring the initial lease transactions are defined as derivative instruments because such stock warrants are readily convertible to cash or provide for net settlement upon conversion. Pursuant to SFAS 133, changes in the fair value of such derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. We also hold stock warrants that were not defined as derivative instruments and have been recorded at nominal values. Stock warrants are included in other assets in the consolidated financial statements.

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders(excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the United States and internationally and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $90, with an offsetting decrease to retained earnings.

We may elect to treat one or more of our corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. We have elected to treat one of our corporate subsidiaries as a TRS.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

During the third quarter of 2005, upon being advised that certain distributions, beginning with the April 2004 distribution, might be construed to be preferential dividends, we promptly notified the IRS and submitted a request for a closing agreement. In March 2006, we entered into a closing agreement with the IRS, under which the IRS reached a final determination that it would not challenge our qualification as a REIT, or the deductibility of dividends paid to our shareholders, for the tax years ended December 31, 2005 and 2004 based upon the manner in which we issued shares in our distribution reinvestment plan. In settlement of this matter, the advisor made a payment of $102 to the IRS and we cancelled the issuance of a de minimis number of shares issued pursuant to our distribution reinvestment plan that may have caused the dividends to be preferential.

Costs of Raising Capital

Costs incurred in connection with the raising of capital through the sale of common stock are charged to shareholder's equity upon the issuance of shares.

Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for our 2008 fiscal year, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SFAS 159

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is currently effective for our 2008 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SOP 07-1

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide 'Investment Companies' and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide "Investment Companies" must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company's consolidated financial statements or the financial statements of an equity method investor. In February 2008, FSP SOP 07-1-1 was issued to delay indefinitely the effective date of SOP 07-1 and prohibit adoption of SOP 07-1 for an entity that has not early adopted SOP 07-1 before issuance of the final FSP. We are currently assessing the potential impact the adoption of this statement will have on our financial position and results of operations.

FIN 46R-7

In May 2007, the FASB issued Staff Position No. FIN 46R-7, "Application of FASB Interpretation No. 46R to Investment Companies" ("FIN 46R-7"). FIN 46R-7 makes permanent the temporary deferral of the application of the provisions of FIN 46R to unregistered investment companies, and extends the scope exception from applying FIN 46R to include registered investment companies. FIN 46R-7 is effective upon adoption of SOP 07-1. We are currently assessing the potential impact that the adoption of FIN 46R-7 will have on our financial position and results of operations.

SFAS 141R

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. Additionally, SFAS 141R requires an acquiring entity to immediately expense all acquisition costs and fees associated with an acquisition. SFAS 141R is effective for our 2009 fiscal year. The adoption of SFAS 141R will have a significant impact on our operating results because of the highly acquisitive nature of our business. In 2009, we expect to have an immediate reduction in our net income attributable to new acquisitions since acquisition costs and fees which are currently capitalized and allocated to the cost basis of acquisitions will instead be expensed immediately as incurred. Post acquisition, there will be a subsequent positive impact on net income through a reduction in depreciation expense over the estimated life of the properties as a result of acquisition costs and fees no longer being capitalized and depreciated.

SFAS 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

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Agreements and Transactions with Related Parties

Pursuant to an advisory agreement between the advisor and us, the advisor performs certain services for us including the identification, evaluation, negotiation, financing, purchase and disposition of investments, our day-to-day management and the performance of certain administrative duties. The advisor is also reimbursed for marketing costs and broker-dealer commissions the advisor incurs in connection with our offerings (Note 11).

The advisory agreement between the advisor and us provides that the advisor receive asset management and performance fees, each of which are 1/2 of 1% per annum of average invested assets computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative distribution return of 6% per annum, which we met as of June 2007. Asset management and performance fees are payable in cash or restricted stock at the option of the advisor. For 2007 and 2006, the advisor elected to receive its asset management and performance fees in restricted shares of our common stock. As of December 31, 2007, the advisor owned 3,404,914 shares (2.9%) of our common stock. We incurred base asset management fees of $8,987, $5,527 and $3,698 in 2007, 2006 and 2005, respectively, with performance fees in like amounts, both of which are included in property expenses in the consolidated financial statements.

Fees are payable to the advisor in connection with structuring and negotiating acquisitions and related mortgage financing on our behalf. The advisory agreement provides for the advisor to earn acquisition fees averaging not more than 4.5%, based on the aggregate cost of investments acquired, of which 2% is deferred and payable in equal annual installments over three years beginning on January 1st of the year following that in which a property was purchased, with payment subordinated to the performance criterion. Unpaid installments bear interest at 5% per annum. Current acquisition fees were $17,184, $13,510 and $12,717 for investments that were acquired during 2007, 2006 and 2005, respectively. Deferred acquisition fees were $13,918, $10,809 and $10,174 for investments that were acquired during 2007, 2006 and 2005, respectively, and were payable to the advisor subject to subordination to the performance criterion. For investments acquired using the proceeds from our initial public offering, we paid the advisor an acquisition expense allowance of 0.5% of the cost of the investment in consideration for the advisor's payment of certain acquisition expenses. The allowance was $1,224 and $2,903 for investments acquired in 2006 and 2005, respectively. We completed the investment of funds raised in our initial public offering and commenced investment of the funds raised in our second public offering during 2006. All investments acquired during 2007 were acquired using the proceeds from our second public offering, under the terms of which the advisor does not receive an acquisition expense allowance but is reimbursed for all reasonable direct third party acquisition related costs incurred. The advisor did not incur any direct third party costs related to our investment activity during 2007 or during the period of 2006 in which we commenced investment of the proceeds from our second public offering.

In June 2007, we met our performance criterion, and as a result, amounts included in due to affiliates in the consolidated balance sheets totaling $45,919 as of June 30, 2007, consisting of performance fees of $11,945, deferred acquisition fees of $31,674 and interest thereon of $2,300, became payable to the advisor. We paid the previously deferred performance fees totaling $11,945 to the advisor in July 2007 in the form of 1,194,549 restricted shares of our common stock. The deferred acquisition fees of $31,674 and interest thereon of $2,300 are payable to the advisor in cash beginning in January 2008. We paid the first installment of $28,259 in January 2008 (including accrued interest) and will pay the remaining installments of $4,663 in January 2009 and $1,052 in January 2010. These amounts are exclusive of deferred acquisition fees and interest thereon incurred in connection with transactions completed subsequent to meeting the performance criterion.

In connection with the advisor's management of our day-to-day operations, we also reimburse the advisor for the allocated cost of personnel needed to provide administrative services necessary to our operations. For the years ended December 31, 2007, 2006 and 2005, we incurred personnel reimbursements of $2,257, $1,275 and $604, respectively, which are included in general and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of adjusted net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If the independent directors find that such excess expenses were justified based on any unusual and nonrecurring factors which they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that such reimbursement would not cause our operating expenses to exceed the 2%/25% guidelines in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

The advisor will be entitled to receive subordinated disposition fees based on the total consideration received by us for the sale of our investments. Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after the shareholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since our inception. Payment of such amount, however, cannot be made until the subordination provisions are met. We have not sold any of our assets as of December 31, 2007 and no such disposition fees have been accrued.

We own interests in entities which range from 25% to 99.99%, with the remaining interests held by affiliates. We consolidate certain of these entities (Note 2) and account for the remainder under the equity method of accounting (Note 6).

Investments in tenant-in-common ("TIC") interests consist of our interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as variable interest entities as defined in FIN 46R and do not meet the control requirement required for consolidation under SOP 78-9, as amended by EITF 04-5. We account for these investments using the equity method of accounting in accordance with SOP 78-9, as amended by EITF 04-5. We use the equity method of accounting because the shared decision-making involved in a TIC interest investment creates an opportunity for us to have some influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. Therefore, it is appropriate to include our proportionate share of the results of operations of these investments in our earnings or losses.

We are a participant in an entity with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of an agreement, rental, occupancy and leasehold improvement costs are allocated among the participants in the entity based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $453, $347 and $171 in 2007, 2006 and 2005, respectively. Based on current gross revenues, our current share of future annual minimum lease payments is $553 through 2016.

4

Real Estate

	December 31, 2007	2006
Land	$ 338,639	$147,123
Buildings	1,301,396	516,687
Less: Accumulated depreciation	(42,578)	(15,217)
	$1,597,457	$648,593

Scheduled future minimum rents, exclusive of percentage rents, of renewals and expenses paid by tenants and future CPI — based increases, under non-cancelable operating leases are approximately as follows:

Year ending December 31,	
2008	$ 145,706
2009	145,861
2010	146,100
2011	146,558
2012	146,898
Thereafter through 2031	1,155,624

There were no percentage rents in 2007, 2006 and 2005.

5

Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows:

	December 31, 2007	2006
Minimum lease payments receivable	**$594,619**	$542,717
Unguaranteed residual value	**259,354**	221,604
	853,973	764,321
Less: unearned income	**(510,252)**	(456,248)
	$343,721	$308,073

Scheduled future minimum rents, exclusive of percentage rents, renewals and expenses paid by tenants and future CPI — based increases, under non-cancelable direct financing leases are as follows:

Year ending December 31,	
2008	$ 29,831
2009	29,895
2010	29,962
2011	30,030
2012	30,099
Thereafter through 2031	444,802

There were no percentage rents in 2007, 2006 and 2005.

6
Equity Investments in Real Estate

We own interests in single-tenant net leased properties leased to corporations through non-controlling interests in (i) limited liability companies and limited partnerships in which our ownership interests are 50% or less and we exercise significant influence and (ii) as TICs subject to joint control (Note 3). All of the underlying investments are owned with affiliates that have similar investment objectives to ours.

Our ownership interests in our equity investments in real estate and their respective carrying values are presented below:

Lessee	Ownership Interest	Carrying Value at December 31, 2007	2006
Equity Investments in Real Estate:			
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	**$ 34,919**	$ 36,150
Schuler A.G. [(a)]	33%	**25,537**	—
Hellweg Die Profi-Baumarkte GmbH & Co. KG [(b)]	25%	**18,449**	15,397
Police Prefecture, French Government	50%	**14,601**	14,020
OBI A.G. [(c)]	25%	**13,251**	10,750
TietoEnator Plc	40%	**10,573**	9,918
Pohjola Non-life Insurance Company	40%	**10,442**	10,128
Lindenmaier A.G. [(a)]	33%	**6,218**	—
Thales S.A. [(d)]	35%	**5,814**	10,355
Actuant Corporation	50%	**2,761**	2,883
Consolidated Systems, Inc.	40%	**2,274**	2,269
		144,839	111,870
Acquisition, Development and Construction ("ADC") Loan:			
Soho House Beach House LLC [(e)]	100%	**33,822**	—
		$178,661	$111,870

(a) We acquired our interest in this investment during 2007 (Note 7).

(b) In April 2007, we acquired an interest in a second transaction with Hellweg ("Hellweg 2") which we consolidate (Note 7).

(c) We acquired an interest in an additional property leased to this tenant during 2007 (Note 7).

(d) In 2007, we recognized an other than temporary impairment charge of $6,000 to reduce the carrying value of this equity investment in real estate to the estimated fair value of the venture's net assets.

(e) In 2007, we entered into a domestic build-to-suit project that we account for under the equity method of accounting as it constitutes an ADC arrangement (Note 2). The ADC arrangement provides for a fixed annual interest rate of 5.75% and matures in April 2010. We are committed to purchase the property at a fixed price upon completion, and the borrower has little or no equity in the transaction. At December 31, 2007, the ADC arrangement had a balance of $31,070.

Combined summarized financial information (for the entire venture, not our proportionate share) of our equity investees is presented below:

	December 31, 2007	2006
Assets	**$1,388,446**	$1,167,272
Liabilities	**(924,421)**	(830,274)
Partners' and members' equity	**$ 464,025**	$ 336,998

	For the years ended December 31, 2007	2006	2005
Revenues	$105,885	$ 90,600	$ 67,049
Expenses	(79,365)	(67,049)	(49,953)
Net income	$ 26,520	$ 23,551	$ 17,096
Our share of net income from equity investments in real estate [(a)(b)]	$ 2,104	$ 7,120	$ 5,342

(a) In 2007, we recognized an other than temporary impairment charge of $6,000 to reduce the carrying value of our equity investment in a venture leasing properties to Thales S.A. to the estimated fair value of the venture's net assets.

(b) Inclusive of amortization of differences between the fair value of investments acquired and the carrying value of the ventures' net assets as of the date of the acquisition.

7

Acquisitions of Real Estate-Related Investments

Amounts below are based upon the applicable exchange rate at the date of acquisition where appropriate.

Real Estate Acquired

2007 — During 2007, we acquired 15 investments (11 in North America, two in Germany, and one each in Finland and France) at a total cost of $924,566, inclusive of minority interest of $330,424. In connection with these investments, we obtained $674,156 in non-recourse mortgage financing, inclusive of minority interest of $280,237, with a weighted average annual fixed interest rate and term of 5.8% and 10.5 years, respectively. A significant portion of this investment and financing activity relates to a transaction in Germany (see Hellweg 2 below).

2006 — During 2006, we acquired 14 domestic investments and five international investments located in Germany, France and Malaysia at a total cost of $425,737, inclusive of minority interest of $20,987. In connection with these investments, we obtained $239,731 in non-recourse mortgage financing, inclusive of minority interest of $11,719, with a weighted average interest rate and term of approximately 5.8% and 11.4 years, respectively.

Hellweg Die Profi-Baumarkte GmbH & Co. KG ("Hellweg 2")

In April 2007, we and our affiliates acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany leased to Hellweg Die Profi-Baumarkte GmbH & Co. KG. We and our affiliates also acquired a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Our total effective ownership interest in the ventures is 26% and we consolidate the ventures in our financial statements (Note 2). The total cost of the interests in these ventures is $446,387, inclusive of our affiliates' minority interest of $330,416. In connection with these transactions, the ventures obtained combined non-recourse financing of $378,596, inclusive of our affiliates' minority interest of $280,237, having a fixed annual interest rate of 5.5% and a term of 10 years.

Under the terms of the note receivable, which has an initial principal balance of $314,210, inclusive of our affiliates' minority interest of $233,615, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments. Because we have no legal right to offset, we have presented the note receivable on a gross basis and have classified the partner's corresponding 75.3 % interest in the limited partnership as minority interest in the consolidated financial statements.

In connection with this transaction, the property venture agreed to an option agreement which gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price which will equal the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price which will equal the principal amount of the note receivable at the time of purchase.

Equity Investments in Real Estate Acquired

2007 — During 2007, we and an affiliate entered into three ventures located in Germany and Poland in which our ownership interests range from 25% to 33% at a total cost (not our proportionate share) of $115,550. We account for these ventures under the equity method of accounting as we do not have a controlling interest but exercise significant influence. We acquired the Polish investment through an existing venture with our affiliate (see 2006 below). The ventures obtained non-recourse mortgage financing (not our proportionate share) totaling $20,898 with a weighted average interest rate and term of approximately 5.8% and 10.3 years, respectively.

We also entered into a domestic build-to-suit project for a total cost of up to $61,152 that we account for under the equity method of accounting as it constitutes an ADC arrangement (Note 2). The ADC arrangement provides for a fixed annual interest rate of 5.75% and matures in April 2010. At December 31, 2007, the ADC arrangement had a balance of $31,070.

2006 — During 2006, we and our affiliates entered into two ventures located in Poland and the United States in which our ownership interests are 25% and 40%, respectively at a total cost (not our proportionate share) of $201,207. We account for these ventures under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The ventures obtained non-recourse mortgage financing (not our proportionate share) totaling $150,022 with a weighted average interest rate and term of 5.1% and 10 years, respectively.

Mortgage Notes Receivable Acquired

2007 — In April 2007 we acquired an interest in a venture that made a loan of $314,210 to the holder of interests in a limited partnership in connection with a transaction in Germany (see Hellweg 2 above). In addition, in June 2007, we entered into an agreement to provide a developer with a construction loan of up $14,800 that provides for a variable annual interest rate of LIBOR plus 2.5% and matures in April 2010. At December 31, 2007, the construction loan receivable had a balance of $1,730.

Real Estate Under Construction

2007 — During 2007, we entered into a domestic build-to-suit project for a total cost of up to $7,000, based on estimated construction costs. Costs incurred through December 31, 2007 of $50,140 in connection with several build-to-suit projects have been presented in the balance sheet as real estate under construction. We also obtained non-recourse mortgage financing on completed build-to-suit projects totaling $40,290 at a weighted averaged fixed annual interest rate and term of 6.3% and 12.9 years, respectively, inclusive of minority interest of $10,327.

2006 — During 2006, we entered into three domestic build-to-suit projects at a total estimated cost of $88,679 based on estimated construction costs. We also obtained non-recourse mortgage financing on current and completed build-to-suit projects of up to $36,260 at a weighted average annual fixed interest rate and term of 6.3% and 19.1 years, respectively.

8
Intangibles

In connection with its acquisition of properties, we have recorded net lease intangibles of $138,584, which are being amortized over periods ranging from three years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to rental income. Below-market rent intangibles are included in prepaid and deferred rental income and security deposits in the consolidated financial statements.

Intangibles are summarized as follows:

	December 31, 2007	2006
Lease intangibles		
In-place lease	**$105,912**	$ 67,984
Tenant relationship	**28,311**	19,778
Above-market rent	**45,258**	27,689
Less: accumulated amortization	**(15,657)**	(7,450)
	$163,824	$108,001
Below-market rent	**$ (40,897)**	$ (24,792)
Less: accumulated amortization	**2,491**	1,125
	$ (38,406)	$ (23,667)

Net amortization of intangibles, including the effect of foreign currency translation, was $6,759, $3,886 and $2,329 for the years ended December 31, 2007, 2006 and 2005, respectively. Based on the intangibles recorded as of December 31, 2007, scheduled annual amortization of intangibles for each of the next five years is expected to be $21,295 in 2008; $20,785 in 2009 and $19,255 in 2010, 2011 and 2012.

9
Disclosures About Fair Value of Financial Instruments

Our financial instruments had the following carrying value and fair value as of December 31, 2007 and 2006, respectively:

	December 31, 2007		December 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage notes payable	**$1,397,532**	**$1,341,282**	$630,795	$623,764
Notes payable	**5,767**	**5,767**	3,450	3,450
Notes receivable [a]	**358,079**	**340,879**	9,603	9,401
Marketable securities [b]	**2,422**	**2,438**	2,742	2,713

(a) Includes note receivable acquired in connection with the Hellweg 2 transaction (Note 7).

(b) Carrying value represents historical cost for marketable securities.

The fair value of our other financial assets and liabilities approximated their carrying value at December 31, 2007 and 2006. The fair value of debt instruments was evaluated using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk.

10
Non-Recourse Debt

Our non-recourse debt consists of mortgage notes payable and notes payable. Our mortgage notes payable, all of which are non-recourse to us, are collateralized by an assignment of real property and direct financing leases with a carrying value of $1,848,700 as of December 31, 2007. All of our mortgage notes payable either bear interest at fixed rates for the term of the note or currently bear interest at fixed rates that may be reset to then-prevailing market fixed rates in the future, pursuant to the terms of the mortgage contract. Mortgage notes payable had fixed annual interest rates ranging from 4.4% to 7.7% and a variable annual interest rate of 5.2% and had maturity dates ranging from 2014 to 2031 as of December 31, 2007. We also have two notes payable totaling $5,767 obtained in connection with certain international investments that bear interest at a variable rate of 4.6% and a fixed rate of 6.4% per annum and mature in June 2008 and January 2009, respectively.

Scheduled principal payments during each of the five years and thereafter are as follows:

Year ending December 31,	Total Debt	Fixed Rate Debt	Variable Rate Debt
2008	$ 19,154	$ 14,211	$ 4,943
2009	18,470	18,111	359
2010	21,708	21,349	359
2011	24,767	24,408	359
2012	27,201	26,842	359
Thereafter through 2031	1,288,999	1,261,857	27,142
	1,400,299	1,366,778	33,521
Unamortized discount	3,000	3,000	—
Total	$1,403,299	$1,369,778	$33,521

An unconsolidated venture in which we hold a 25% interest has non-recourse mortgage debt that matures in 2015 totaling $121,737 as of December 31, 2007. In accordance with the loan agreement, the tenant has an obligation to meet certain loan covenants that have not been met as of December 31, 2007. As a result, an event of default has occurred and the lender has held back rent receipts of $3,835 as of December 31, 2007. We are working with the tenant and lender to remedy this default and believe that this matter will be resolved in the near future, however there can be no assurances made in this regard. In the event that we are unable to do so, the lender may call the remaining obligation on this loan at any time. Our interest in this venture had a carrying value of $18,449 at December 31, 2007.

As of March 31, 2006, a venture in which we hold a 40% interest had incurred an event of default in accordance with its loan agreement related to its obligation to complete certain non-monetary actions within a specified period of time. The venture completed all of its obligations and remedied the default during the third quarter of 2006. The venture's non-recourse mortgage debt totaled $81,038 as of December 31, 2007.

11
Commitments and Contingencies

As of December 31, 2007, we were not involved in any material litigation.

SEC Investigation

In 2004, following a broker-dealer examination of Carey Financial, the staff of the SEC commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. The matters investigated by the staff of the SEC principally included whether, in connection with a public offering of CPA®:15's shares, Carey Financial and its retail distributors sold certain securities without an effective registration statement in violation of Section 5 of the Securities Act of 1933.

The investigation was later expanded to include matters relating to compensation arrangements with broker-dealers in connection with other CPA® REITs, but not us. The compensation arrangements principally involved payments, aggregating in excess of $9,600, made to a broker-dealer which distributed the shares of other CPA® REITs, the disclosure of such arrangements and compliance with applicable Financial Industry Regulatory Authority, Inc. (FINRA) requirements. The costs associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the CPA® REITs.

WPC and Carey Financial settled all matters relating to the above-described investigations in March 2008. In connection with implementing the settlement, the SEC filed a complaint in federal court on March 18, 2008 alleging violations of certain provisions of the federal securities laws, and seeking to enjoin WPC from violating those laws in the future. In its complaint the SEC alleges violations of Section 5 of the Securities Act of 1933, in connection with the offering of shares of CPA®:15, and Section 17(a) of the Securities Act of 1933 and Sections 10(b), 13(a), 13(b)(2)(A) and 14(a) of the Securities Exchange Act of 1934, and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 14a-9 thereunder, among others, in connection with the above-described payments to broker-dealers and related disclosures by the CPA® REITs. With respect to Carey Financial, the complaint alleges violations of, and seeks to enjoin Carey Financial from violating, Section 5 of the Securities Act of 1933. Without admitting or denying the allegations in the SEC's complaint, WPC and Carey Financial consented to the entry of the injunction. As part of the settlement, WPC will cause aggregate "disgorgement" payments of $19,979, including interest, to be made to the affected CPA® REITs. We will not receive any portion of those payments because we were not one of the CPA® REITs involved in the matters being investigated.

The SEC's complaint also alleges violations of certain provisions of the federal securities laws by our advisor's employees John Park, who was formerly WPC's and our Chief Financial Officer, and Claude Fernandez, who was formerly WPC's and our Chief Accounting Officer. The SEC has announced that Messrs. Park and Fernandez have separately settled the charges against them. The terms of such settlement agreements are not expected to have a material effect on WPC or us.

Other

The Maryland Securities Commission has sought information from Carey Financial and us relating to the matters described above. While it may commence proceedings against Carey Financial in connection with these inquiries, WPC has announced that it does not currently expect that these inquiries and proceedings will have a material effect on WPC incremental to that caused by the SEC agreement in principle described above. At this time, we are unable to predict whether these inquiries will have any adverse effect on us.

We are liable for certain expenses of offerings of our securities including filing, legal, accounting, printing and escrow fees, which are to be deducted from the gross proceeds of the offerings. We reimburse Carey Financial or one of its affiliates for expenses (including fees and expenses of its counsel) and for the costs of any sales and information meetings of Carey Financial's employees or those of one of its affiliates relating to our securities offerings. Total underwriting compensation with respect to any offering may not exceed 10% of gross proceeds of such offering. The advisor has agreed to be responsible for the payment of (i) organization and offering expenses (excluding selling commissions and selected dealer fees paid and expenses reimbursed to the sales agent and selected dealers) which exceed 4% of the gross proceeds of each offering and (ii) organization and offering expenses (including selling commissions, fees paid and expenses reimbursed to selected dealers) which exceed 15% of the gross proceeds of each offering. The total costs paid by our advisor and its subsidiaries in connection with offerings of our securities were $60,347 through December 31, 2007, of which we have reimbursed $58,888. Unpaid costs are included in due to affiliates in the consolidated financial statements.

12
Risk Management and Use of Derivative Financial Instruments

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties and related loans as well as marketable equity securities we hold due to changes in interest rates or other market factors. In addition, we own investments in the European Union, Canada, Mexico, Malaysia and Thailand and are also subject to the risks associated with changing exchange rates.

Use of Derivative Financial Instruments

We do not generally use derivative financial instruments to manage foreign currency rate risk exposure and generally do not use derivative instruments to hedge credit/market risks or for speculative purposes.

The primary risk related to our use of derivative instruments is the risk that a counterparty to a hedging arrangement could default on its obligation. To mitigate this risk we enter into hedging arrangements with counterparties that are large, credit worthy financial institutions. If we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees.

Interest Rate Swaps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders, which effectively convert the variable rate debt service obligations of the loan to a fixed rate. Our objective in using derivatives is to limit our exposure to interest rate movements. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Interest rate swaps may be designated as cash flow hedges, with changes in fair value included as a component of other comprehensive income in shareholders' equity, or as fair value hedges, with changes in fair value reflected in earnings.

An unconsolidated venture in which we hold a 25% ownership interest had a non-recourse mortgage with a total carrying value of $182,061 and $157,632 as of December 31, 2007 and 2006, respectively. The mortgage, which was obtained in two tranches, effectively bears interest at annual interest rates that have been fixed at 5.0% and 5.7% through the use of interest rate swaps designated as cash flow hedges. The interest rate swaps expire in July 2016 and had a total fair value of $9,730 and $3,575 as of December 31, 2007 and 2006, respectively. Our share of changes in the fair value of these interest rate swaps included in other comprehensive income in shareholders' equity reflected an unrealized gain of $1,538 and $894 for the years ended December 31, 2007 and 2006, respectively.

Embedded Credit Derivatives

In connection with the April 2007 Hellweg 2 transaction, we obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives have a total fair value of $5,598 as of December 31, 2007 and generated a total unrealized gain of $2,741 for the year ended December 31, 2007, inclusive of minority interest of $1,404. Changes in the fair value of the embedded credit derivatives are recognized in earnings.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements primarily in the Euro and the British pound sterling and, to a lesser extent, the Canadian dollar, Polish zloty, Swedish krona, Thai baht and Malaysian ringgit. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the local currency but are subject to such movements to the extent of the difference between the rental obligation and the debt service. We also face restrictions with repatriating cash from our foreign investments and may encounter instances where it is difficult or costly to bring cash back into our U.S. operations.

Concentration of Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We regularly monitor our portfolio to assess potential concentrations of credit risk. We believe our portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

Approximately 58% of our current annualized lease revenue is generated from directly owned real estate properties and related loans located in the United States. The majority of our directly owned international properties and related loans are located in the European Union, with Germany (28%) representing the only significant international geographic concentration (10% or more of current annualized lease revenue). One German tenant, Hellweg 2, accounted for 18% of our current annualized lease revenue, inclusive of minority interest. No other tenant accounted for more than 10% of annualized lease revenue in 2007.

Our directly owned real estate properties contain significant concentrations in the following asset types as of December 31, 2007: industrial (47%), retail (20%), warehouse/distribution (16%) and office (13%) and the following tenant industries as of December 31, 2007: retail (26%), automotive (10%) and chemicals, plastics, rubber and glass (10%).

Companies in automotive related industries (manufacturing, parts, services, etc.) are currently experiencing a challenging environment, which has resulted in several companies filing for bankruptcy protection. We currently have seven tenants in automotive related industries, none of which is currently operating under bankruptcy protection. These seven tenants accounted for lease revenues of $15,436, $6,665 and $2,492 for the years ended December 31, 2007, 2006 and 2005, respectively, and income from equity investments of $101 for the year ended December 31, 2007 and had an aggregate carrying value of $193,304 at December 31, 2007. We acquired three of these investments in 2006 and two in 2007. Based on their carrying values, 51% of these investments are international (in the European Union, Canada and Mexico). To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible that if conditions in this industry worsen, some of these tenants may file for bankruptcy protection and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

13

Shareholders' Equity

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. For the years ended December 31, 2007, 2006 and 2005, distributions per share reported for tax purposes were as follows:

	2007	2006	2005
Ordinary income	**$0.45**	$0.62	$0.51
Return of capital	**0.20**	0.02	—
Distributions reported for income tax purposes	**0.65**	0.64	0.51
Spillover distribution [a]	—	—	0.07
Total distributions	**$0.65**	$0.64	$0.58

(a) This portion of the 2005 distribution was paid and taxed to the shareholder in 2006 as ordinary income.

We declared a quarterly distribution of $0.1632 per share in December 2007 which was paid in January 2008 to shareholders of record as of December 31, 2007.

Accumulated Other Comprehensive Income

As of December 31, 2007 and 2006, accumulated other comprehensive income reflected in shareholders' equity is comprised of the following:

	2007	2006
Unrealized loss on marketable securities	**$ (17)**	$ (28)
Foreign currency translation adjustment	**29,490**	8,224
Unrealized gain on derivative instrument	**2,432**	894
Accumulated other comprehensive income	**$31,905**	$9,090

14

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax.

We conduct business in the various states and municipalities within the United States, the European Union, Canada, Mexico, Malaysia and Thailand and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. The tax provision for the year ended December 31, 2007 included $378 in expenses that related to the years ended December 31, 2005 and 2006 which had not previously been accrued (Note 2).

We adopted FIN 48 on January 1, 2007. As a result of the implementation we recognized a $90 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet. Including the cumulative effective increase, at the beginning of 2007, we had $84 of total gross unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 84
Additions based on tax positions related to the current year	176
Additions for tax positions of prior years	193
Reductions for tax positions of prior years	(29)
Settlements	—
Balance at December 31, 2007	$424

At December 31, 2007, we had unrecognized tax benefits as presented in the table above that, if recognized, would favorably affect the effective income tax rate in any future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2007, we have approximately $26 of accrued interest related to uncertain tax positions.

During the next year, we currently expect the liability for uncertain taxes to increase on a similar basis to the additions that occurred in 2007. We or our subsidiaries file income tax returns in state and foreign jurisdictions. Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2004-2007 remain open to examination by the major taxing jurisdictions to which we are subject.

15
Segment Information

We have determined that we operate in one business segment, real estate ownership with domestic and foreign investments.

Geographic information for the real estate operations segment is as follows:

2007	Domestic	Foreign [a]	Total Company
Revenues	$ 90,037	$ 76,150	$ 166,187
Total long-lived assets [b]	1,218,161	951,818	2,169,979

2006	Domestic	Foreign [a]	Total Company
Revenues	$ 52,915	$ 14,769	$ 67,684
Total long-lived assets [b]	741,376	402,532	1,143,908

2005	Domestic	Foreign [a]	Total Company
Revenues	$ 34,208	$ 8,022	$ 42,230
Total long-lived assets [b]	533,046	118,546	651,592

(a) Consists of operations in the European Union, Mexico, Canada and Asia.

(b) Consists of real estate, net; net investment in direct financing leases; equity investments in real estate and real estate under construction.

16

Selected Quarterly Financial Data (unaudited)

	For the three months ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$ 24,839	$ 42,132	$ 46,253	$ 52,963
Operating expenses	(10,540)	(15,596)	(17,488)	(22,452)
Net income [a]	11,298	10,043	10,362	2,501
Earnings per share	0.10	0.09	0.08	0.02
Distributions declared per share	0.1617	0.1622	0.1627	0.1632

(a) Net income for the three months ended December 31, 2007 includes the recognition of an impairment of $6,000 to reduce the carrying value of an equity investment in real estate to the estimated fair value of the underlying venture's net assets. The charge is included in income from equity investments in real estate, a component of net income.

	For the three months ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenues	$14,323	$16,461	$17,715	$19,185
Operating expenses	(6,519)	(7,012)	(7,958)	(8,806)
Net income	5,000	6,849	7,755	10,501
Earnings per share	0.09	0.10	0.10	0.11
Distributions declared per share	0.1575	0.1588	0.1601	0.1609

17
Pro Forma Financial Information (unaudited)

The following consolidated pro forma financial information has been presented as if our acquisitions made and new financing obtained since January 1, 2006 had occurred on January 1, 2006 for the year ended December 31, 2006, and as if our acquisitions made and new financing obtained since January 1, 2007 had occurred on January 1, 2007 for the year ended December 31, 2007. The pro forma financial information is not necessarily indicative of what the actual results would have been, nor does it purport to represent the results of operations for future periods.

	For the years ended December 31,	
	2007	2006
Pro forma total revenues	**$197,886**	$179,570
Pro forma net income	**40,545**	34,597
Pro forma earnings per share: Basic and Diluted	**0.34**	0.29

The pro forma weighted average shares outstanding for years ended December 31, 2007 and 2006 were determined as if all shares issued since our inception through December 31, 2007 were issued on January 1, 2006.

18
Subsequent Events

Subsequent to December 31, 2007, we acquired two domestic investments at a total cost of approximately $57,300. We also obtained non-recourse mortgage financing totaling approximately $88,900, including $68,400 on previously unencumbered properties, with a weighted average annual fixed interest rate and term of 6.6% and 10 years, respectively.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

There is no established public trading market for our shares. As of March 24, 2008, there were 36,159 holders of record of our shares.

Distributions

We are required to distribute annually at least 90% of our distributable REIT taxable income to maintain our status as a REIT. Quarterly distributions declared by us for the past two years are as follows:

Cash Distributions Declared Per Share:

	2007	2006
First quarter	**$0.1617**	$0.1575
Second quarter	**0.1622**	0.1588
Third quarter	**0.1627**	0.1601
Fourth quarter	**0.1632**	0.1609
Total:	**$0.6498**	$0.6373

Unregistered Sales of Equity Securities

For the three months ended December 31, 2007, 248,097 shares of common stock were issued to the advisor as consideration for asset management fees. Shares were issued at $10 per share. Since none of these transactions were considered to have involved a "public offering" within the meaning of Section 4(2) of the Securities Act, as amended, the shares issued were deemed to be exempt from registration. In acquiring our shares, the advisor represented that such interests were being acquired by it for the purposes of investment and not with a view to the distribution thereof. We previously reported other sales of unregistered shares during the past three years in our prior filings.

Issuer Purchases of Equity Securities

2007 Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs (1)
October	—	$ —	N/A	N/A
November	—	—	N/A	N/A
December	199,431	9.30	N/A	N/A
Total	199,431			

(1) All shares were purchased pursuant to our redemption plan, which we announced in December 2003. Under our redemption plan we may elect to redeem shares of our common stock subject to certain conditions and limitations. The maximum amount of shares purchasable by us in any period depends on the availability of funds generated by the amended and restated 2003 distribution reinvestment and stock purchase plan and other factors at the discretion of our board of directors. However, at no time during a 12-month period may the number of shares redeemed by us exceed 5% of the number of shares of our outstanding common stock at the beginning of such period. The redemption plan will terminate if and when our shares are listed on a national securities exchange or included for quotation on Nasdaq.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 16, Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2007, including the financial statements and schedules.

>Corporate Information>

Management

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Thomas E. Zacharias
President

Mark J. DeCesaris
Managing Director, Acting Chief Financial Officer and Chief Administrative Officer

Benjamin P. Harris
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

Edward V. LaPuma
Managing Director – Investments

John D. Miller
Chief Investment Officer

Anne Coolidge Taylor
Managing Director – Investments

Douglas E. Barzelay
General Counsel

Jason E. Fox
Executive Director – Investments

Jeffrey S. Lefleur
Executive Director – Investments

Thomas Ridings
Executive Director and Chief Accounting Officer

Gino M. Sabatini
Executive Director – Investments

Kristin Chung
Senior Vice President and Controller

Christopher E. Franklin
Senior Vice President

Donna M. Neiley
Senior Vice President – Asset Management

Richard J. Paley
Senior Vice President and Associate General Counsel

Gagan S. Singh
Senior Vice President – Finance

Yvonne Cheng
First Vice President – Investments

L. Janusz Hooker
First Vice President – Investments

Robert C. Kehoe
First Vice President and Treasurer

Leonard Law
First Vice President and Chief Information Officer

David G. Termine
First Vice President – Accounting

Investment Committee of Carey Asset Management Corp.

Nathaniel S. Coolidge
Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Trevor P. Bond
Managing Member of Maidstone Investment Co., LLC

Frank J. Hoenemeyer
Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Dr. Lawrence R. Klein
Nobel Laureate in Economics, Benjamin Franklin Professor of Economics (Emeritus), University of Pennsylvania

George E. Stoddard
Former Head of the Direct Placement Department, The Equitable Life Assurance Society of The United States

Dr. Karsten von Köller
Chairman, Loan Star GmbH

Directors

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Elizabeth P. Munson
President, The Rockefeller Trust Company

Richard J. Pinola
Chief Executive Officer and Chairman, Right Management Consultants

Auditors
PricewaterhouseCoopers LLP

Executive Offices
Corporate Property Associates 16, Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

Transfer Agent
Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

Annual Meeting
June 12, 2008 at 4:00 p.m.
at the Executive Offices

Form 10-K
A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-Delivery
To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

Web site
www.cpa16global.com

E-mail
CPA16GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

CPA®:16 GLOBAL

Corporate Property Associates 16 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP-CAREY
cpa16global@wpcarey.com
www.cpa16global.com

The papers and printer used in the production of the CPA®:16 – Global 2007 Annual Report are all certified to Forest Stewardship Council (FSC) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

By using postconsumer recycled fiber in lieu of virgin fiber:

- 18.78 trees were preserved for the future
- 54.17 lbs of waterborne waste were not created
- 7,970 gallons of wastewater flow were saved
- 882 lbs of solid waste were not generated
- 1,737 lbs net of greenhouse gases were prevented
- 13,289,143 BTUs of energy were not consumed

END